Exhibit 99.4

NEXTSOURCE MATERIALS INC.

145 Wellington Street West, Suite 1001, Toronto, Ontario, Canada M5J 1H8

NOTICE OF THE 2018 ANNUAL AND SPECIAL MEETING OF SHAREHOLDERS

I am pleased to give you notice that the 2018 annual and special meeting (the “Meeting”) of holders (the “Shareholders”) of common shares (the “Shares”) of NextSource Materials Inc. (the “Company”) will be held at the Company offices at 145 Wellington Street West, Suite 1001, Toronto, Ontario, Canada, M5J 1H8 on December 4, 2018 at 10:00 a.m. (Toronto time) for the following purposes:

1.	To receive the financial statements of the Company for the fiscal year ended June 30, 2018 and the Auditors’ Report thereon.

2.	To elect six directors of the Company, each to hold their offices until the next annual meeting of the Shareholders or until their successors have been duly elected and qualified or until the earlier of their resignation, removal or death. The Board of Directors recommends that Shareholders vote “FOR” each Director.

3.	To approve the appointment of MNP LLP, Chartered Accountants, as the Company’s auditors for the fiscal year ending June 30, 2019 and to authorize the Board of Directors to fix their remuneration. The Board of Directors recommends that the Shareholders vote “FOR” this proposal.

4.	To approve an amendment to the articles of continuance of the Company, to be completed at the Board’s sole discretion, to effect a share consolidation (reverse stock split) of the Company’s outstanding Shares in a ratio of between one-for-five and one-for-ten at any time prior to the one year anniversary of the Meeting, without further Shareholder approval; provided that all fractional Shares as a result of the split shall be automatically rounded up to the next whole Share. The Board of Directors recommends that the Shareholders vote “FOR” this proposal.

5.	To ratify, confirm and approve, in accordance with the policies of the Toronto Stock Exchange, the new 10% rolling stock option plan of the Company. The Board of Directors recommends that the Shareholders vote “FOR” this proposal.

6.	To transact other business as may properly come before the Meeting or any adjournments thereof.

Particulars of the foregoing matters are set forth in the accompanying management information circular of the Company dated October 22, 2018 (the “Circular”).

The Board of Directors has fixed the close of business on October 18, 2018 at 5:00 p.m. (Toronto time) as the record date for the Meeting. Only Shareholders of record at such time are entitled to notice of, and to vote at, the Meeting.

Regardless of the number of Shares you own or whether you plan to attend the Meeting, it is important that your Shares be voted. If you hold your Shares in "street name" (that is, through a broker, bank or other nominee), complete, date and sign the voting instruction form that has been provided by your broker, bank or other nominee and return it in the enclosed envelope. If you hold your Shares directly and will attend the Meeting, remember to bring a form of personal identification with you and, if acting as a proxy for another Shareholder, bring written confirmation from that Shareholder that you are acting as a proxy. If you hold your Shares in "street name" and will attend the Meeting, bring a form of personal identification with you and proof of beneficial ownership.

Shareholders who are unable to attend the Meeting in person are requested to complete, date, sign and return the accompanying form of proxy in the enclosed return envelope. All instruments appointing proxies to be used at the Meeting or at any adjournment thereof must be delivered to the TSX Trust Company, 100 Adelaide Street West, Suite 301, Toronto, Ontario, Canada, M5H 4H1, Attention: Proxy Department , by 10:00 a.m. ET on November 30, 2018.

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The Company will be using the notice-and-access model provided under National Instrument 54-101 –Communication with Beneficial Owners of Securities of a Reporting Issuer (“Notice and Access”) for the delivery of the Circular, the financial statements of the Company for the fiscal year ended June 30, 2018, and other related materials of the Meeting (the “Meeting Materials”) to Shareholders.

The Meeting Materials will be available at https://docs.tsxtrust.com/2084 on or about November 2, 2018 and will remain on the website for one full year thereafter. Meeting Materials are also available upon request, without charge, by e-mail at TMXEInvestorServices@tmx.com or by calling toll-free 1-866-600-5869, or can be accessed online on SEDAR at www.sedar.com on or about November 2, 2018.

To receive the Meeting Materials in advance of the proxy deposit date and Meeting date, requests for printed copies must be received at least five business days (i.e. by November 23, 2018) in advance of the proxy deposit date and time set out in the accompanying form of proxy or voting instruction form. Shareholders may make this request by following the instructions on their voting instruction form or form of proxy.

The Company will mail paper copies of the Meeting Materials to those registered and beneficial shareholders who have previously elected to receive paper copies of the Meeting Materials. All other Shareholders will receive a notice and access notification, which will contain information on how they may access the Meeting Materials electronically in advance of the Meeting.

The Meeting for which this notice is given may be adjourned without further notice other than announcement at the Meeting or any adjournment thereof. Any business for which notice is hereby given may be transacted at any such adjourned Meeting.

BY ORDER OF THE BOARD OF DIRECTORS

(signed) “Craig Scherba”

Craig Scherba,

President and Chief Executive Officer

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NEXTSOURCE MATERIALS INC.

145 Wellington Street West, Suite 1001, Toronto, Ontario, Canada M5J 1H8

Tel: (416) 364-4911; Fax: (416) 364-2753

MANAGEMENT INFORMATION CIRCULAR

FOR THE 2018 ANNUAL AND SPECIAL MEETING OF SHAREHOLDERS

INTRODUCTION

This Circular is being furnished to holders (the “Shareholders”) of Shares (the “Shares”) of NextSource Materials Inc. (the “Company”) in connection with the solicitation by or on behalf of management of the Company by its Board of Directors (the “Board”) in connection with the 2018 annual and special meeting of Shareholders (the “Meeting”). Unless otherwise stated, the information contained in this Circular is as of October 22, 2018.

The Company is listed on the Toronto Stock Exchange (“TSX”) in Canada (ticker: NEXT), on the OTCQB in the United States of America (ticker: NSRC) and on the Frankfurt, Germany Stock Exchange (ticker: A1CXW3). Our principal business office is located at 145 Wellington Street West, Suite 1001, Toronto, Ontario, Canada M5J 1H8.

All dollar amounts referenced herein, unless otherwise indicated, are expressed in United States dollars and Canadian dollars are referred to as “CAD”.

Date, Time and Place of the Meeting

This Circular is being sent to Shareholders in connection with the solicitation of proxies by the management of the Company for use at the Meeting to be held at the Company offices at 145 Wellington Street West, Suite 1001, Toronto, Ontario, Canada, M5J 1H8 on December 4, 2018 at 10:00 a.m. (Toronto time), or at any adjournment or postponement thereof.

The proxy cut-off date for Shares to be voted in advance of the Meeting will be on November 30, 2018 at 10:00 a.m. (Toronto time). Proxies will be solicited primarily by mail but may also be solicited personally, by telephone or by facsimile or electonically by the regular employees of the Company at nominal costs. In accordance with National Instrument 54-101 – Communication with Beneficial Owners of Securities of a Reporting Issuer (“NI 54-101”), arrangements have been made to forward proxy solicitation materials to the beneficial owners of Shares. The costs of solicitation will be borne by the Company.

Record Date

Shareholders of record at the close of business on October 18, 2018, the record date for the Meeting, are entitled to receive this Circular and to vote at the Meeting and at any adjournment or postponement thereof. On the record date, there were 491,330,595 issued and outstanding Shares entitled to notice of and to vote at the Meeting. Holders of Shares have one vote per Share on each matter to be acted upon.

A list of the Shareholders of record entitled to vote will be available at the Meeting and for 10 days prior to the Meeting, for any purpose germane to the Meeting, between the hours of 9:00 a.m. and 4:30 p.m. (Toronto Time) at the Company’s principal office at 145 Wellington Street West, Suite 1001, Toronto, Ontario, Canada M5J 1H8.

The presence in person or by proxy of two persons holding at least ten percent (10%) of the outstanding Shares of the Company constitutes a quorum for the Meeting. There are no cumulative voting rights. The scrutineer who will be appointed for the Meeting will tabulate votes cast by proxy or in person and will determine whether or not a quorum is present.

Voting of Proxies

If your Shares are registered directly in your name with the Company’s transfer agent, TSX Trust Company, you are considered, with respect to those Shares, the “Shareholder of record”. The Circular has been sent directly to you on the Company’s behalf at the address on file with TSX Trust Company. The Company has engaged the TSX Trust Company, to handle the setup, mailing and tabulation of proxies in relation to the Meeting.

If your Shares are held in a stock brokerage account or by a bank or other holder of record, you are considered the “beneficial owner” of Shares held in “street name”. The Circular has been forwarded, if requested, to you by your broker, bank or other holder of record who is considered, with respect to those Shares, the Shareholder of record. As the beneficial owner, you have the right to direct your broker, bank or other holder of record on how to vote your Shares by using the voting instruction card included in the mailing.

A Shareholder has the right to appoint a person or company (who need not be a Shareholder of the Company), other than the persons designated in the accompanying form of proxy, to represent the Shareholder at the Meeting. Such right may be exercised by inserting the name of such person or company in the blank space provided in the proxy or by completing another proper form of proxy. Your Shares will be voted in accordance with the instructions contained in the proxies. Your Shares will be voted or withheld from voting in accordance with your instructions on any ballot that may be called for and, if you specify a choice with respect to any matter to be acted upon, your Shares will be voted accordingly. Proxies returned by a broker, bank, or other Shareholder of record as “non-votes” because such person or company has not received instructions from the beneficial owner with respect to the voting of certain Shares or, under applicable stock exchange or other rules, does not have the discretion to vote those Shares on one or more of the matters that come before the Meeting, will be treated as not entitled to vote on any such matter and will not be counted as having been voted in respect of any such matter. Shares represented by such “non-votes” will, however, be counted in determining whether there is a quorum. Shareholders should not send share certificates with their form of proxy.

IF YOU RETURN A SIGNED FORM OF PROXY WITHOUT INDICATING YOUR VOTE, YOUR SHARES WILL BE VOTED “FOR” EACH OF THE MATTERS PUT FORTH AT THE MEETING.

Revocability of Proxies

The grant of a proxy on the enclosed form of proxy does not preclude a Shareholder from voting in person. A Shareholder may revoke a proxy at any time prior to your proxy being voted: (i) by delivering to the Company’s President and Chief Executive Officer, prior to the Meeting, a written notice of revocation bearing a later date or time than the proxy; (ii) by timely delivery of a valid, later dated proxy; or (iii) by attending the Meeting and voting in person. Attendance at the Meeting will not by itself constitute revocation of a proxy. If an adjournment occurs, it will have no effect on the ability of Shareholders of record as of the record date to exercise their voting rights or to revoke any previously delivered proxies. We do not expect to adjourn the Meeting for a period of time long enough to require the setting of a new record date.

Solicitation Costs

The Company will pay the cost of solicitation of proxies on behalf of the Board. In addition to mail, proxy solicitation may be made through other means, including by telephone, facsimile, electronically, and personal interview by our officers, directors and employees.

The Company does not intend to pay for an intermediary to deliver to Objecting Beneficial Owners, or “OBOs” (within the meaning of such term under NI 54-101, the proxy-related materials and Form 54-101F7), and therefore OBOs will not receive the materials unless their intermediary assumes the costs of delivery. The Company is sending proxy related material to Non-objecting Beneficial Owners.

Notice and Access

The Company will be using the notice and access model (“Notice and Access”) provided under NI 54-101 for the delivery of the Circular, the financial statements of the Company for the fiscal year ended June 30, 2018, and other related materials of the Meeting (the “Meeting Materials”) to Shareholders for the Meeting.

Under Notice and Access, instead of receiving printed copies of the Meeting Materials, Shareholders electronically receive information on the Meeting date, location and purpose, as well as information on how they may access the Meeting Materials.

Shareholders with existing instructions on their account to receive printed materials will receive a printed copy of the Meeting Materials.

Other Matters

As of the date of this Circular, the Company does not know of any matters other than those set forth herein that will be presented for consideration at the Meeting. If any other matter or matters are properly brought before the Meeting or any adjournment thereof, the persons named in the accompanying proxy will have discretionary authority to vote, or otherwise act, with respect to such matters in accordance with their judgment.

INTEREST OF CERTAIN PERSON IN MATTERS TO BE ACTED UPON

No director or officer of the Company, nor any person who has held such a position since the beginning of the last completed financial year-end of the Company, nor any proposed nominee for election as a director of the Company, nor any associate or affiliate of any of the foregoing persons, has any material interest, direct or indirect, by way of beneficial ownership of securities or otherwise, in any matter of business to be acted upon at the Meeting, other than the election of directors of the Company and as may otherwise be set out herein.

VOTING SECURITIES AND PRINCIPAL HOLDERS THEREOF

The Company is authorized to issued an unlimited number of Shares.

As of October 22, 2018, the Company had 491,330,595 Shares issued and outstanding, all of which are Shares, each of which carries the right to one vote on all matters that may come before the Meeting.

To the knowledge of the directors and executive officers of the Company, as of October 22, 2018, no person or Company beneficially owns, or controls or directs, directly or indirectly, Shares carrying in excess of 10% of the voting rights attached to all outstanding Shares of the Company.

CAUTIONARY NOTE REGARDING FORWARD-LOOKING STATEMENTS

This Circular contains forward-looking statements within the meaning of U.S. securities laws and forward-looking information within the meaning of Canadian securities laws (collectively, “forward-looking statements”) and are intended to be covered by the safe harbors provided by such regulations. Any statements that express or involve discussions with respect to predictions, expectations, beliefs, plans, projections, objectives, assumptions or future events or performance (often, but not always, identified by words or phrases such as “expects”, “is expected”, “anticipates”, “believes”, “plans”, “projects”, “estimates”, “assumes”, “intends”, “strategy”, “goals”, “objectives”, “potential”, “possible” or variations thereof or stating that certain actions, events, conditions or results “may”, “could”, “would”, “should”, “might” or “will” be taken, occur or be achieved, or the negative of any of these terms and similar expressions) are not statements of historical fact and may be forward-looking statements.

Forward-looking statements are not guarantees of future performance. They are based on current expectations that involve a number of risks, uncertainties and assumptions that could cause our future results to differ materially from those expressed in any forward-looking statements. The assumptions underlying our forward-looking statements are based on judgments with respect to a number of factors that are difficult or impossible to predict accurately, and many of which are beyond our control. Accordingly, although we believe that the assumptions underlying the forward-looking statements are reasonable, any such assumption could prove to be inaccurate and therefore there can be no assurance that the results contemplated in forward-looking statements will be realized.

Important factors that may cause our actual results to differ from our forward-looking statements include, but are not limited to the timing of the completion of any share consolidation (“Share Consolidation”) at the sole discretion of the Board and the risks outlined in the annual information form of the Company dated September 28, 2018 (the “Annual Information Form”) as well as risks discussed elsewhere in this Circular.

In light of the significant uncertainties inherent in our forward-looking statements, there can be no assurance that the forward-looking statements contained in this Circular will in fact occur, and the inclusion of such forward-looking statements in this Circular should not be construed as a representation by us or any other person that our predicted or expected outcomes will be achieved. You should carefully consider the risks disclosed in this Circular before deciding how to vote.

Additionally, you are cautioned that our Company does not have a policy of updating or revising forward-looking statements and thus, you should not assume that silence by our management over time means that actual events are bearing out as estimated in such forward-looking statements.

PARTICULARS OF MATTERS TO BE ACTED UPON AT THE MEETING

ELECTION OF DIRECTORS

General Information

Under TSX rules, listed issuers must elect directors annually, elect directors individually and publicly disclose the votes received for the election of each director by news release. The Company’s practice is to hold annual elections for directors and at meetings of Shareholders called for this purpose. Each director is elected individually. The Company will disclose the votes each nominee for election receives by way of press release in Canada.

Under the Company’s existing articles and by-laws, the number of directors of the Company shall consist of a minimum of one director and a maximum of ten directors. Directors of the Company will hold their offices until the next annual meeting of Shareholders or until their successors have been duly elected and qualified or until the earlier of resignation, removal of office or death. Executive officers of the Company are appointed by the Board to serve until their successors are elected and qualified.

Advance Notice Provision

The Company’s existing by-laws include an advance notice provision for nominations of directors by Shareholders in certain circumstances. As at the date hereof, the Company had not received notice of any director nomincations in connection with the Meeting within the time periods prescribed under the advance notice provision. A copy of the Company’s advance notice provision is available on the Company’s website at www.nextsourcematerials.com under the “Corporate Policies & Governance” caption.

Majority Voting Policy

The Company has adopted a majority voting policy stipulating that if the votes in favour of the election of a director nominee at a Shareholders’ meeting represent less than a majority of the Shares voted and withheld at such meeting, the nominee will submit their resignation promptly after such meeting, for the Nomination Committee’s consideration. The Nomination Committee will make a recommendation to the Board after reviewing the matter, and the Board’s decision to accept or reject the resignation offer will be disclosed to the public. The nominee will not participate in any Nomination Committee or Board deliberations relating to the resignation offer. The policy does not apply in circumstances involving a proxy battle or contested director elections.

Nominated Directors

The following table sets forth the name, province or state and country of residence, age, Company position and principal occupation of the six nominated directors of the Company as at October 22, 2018 as well as the shareholdings of each director. There are no family relationships between any director or executive officer of the Company.

Name	Age	Company Position	Principal Occupation	Director Since	# of Voting Securities Beneficially Owned, or Controlled or Directed, Directly or Indirectly (3)
John Sanderson(1) (Vancouver, BC, Canada)	83	Director, Chairman of the Board of Directors	Lawyer and arbitrator	January 2009	75,000
Craig Scherba(2) (Oakville, ON, Canada)	45	Director, President & Chief Executive Officer	President & CEO of the Company	January 2010	600,000
Robin Borley(2) (Johannesburg, South Africa)	50	Director, Senior Vice President – Mine Development	SVP-Mine Development of the Company	December 2013	2,787,857

Quentin Yarie(1) (Toronto, ON, Canada)	53	Director	President & CEO of Red Pine Exploration Inc., and Honey Badger Exploration Inc., and President of MacDonald Mines Exploration Inc.	December 2008	446,500
Dean Comand (1) (Ancaster, ON, Canada)	52	Director	Professional Engineer. Consultant - mining and energy sectors	October 2014	0
Dalton Larson (1) (Surrey, BC, Canada)	78	Director	Lawyer and arbitrator	October 2014	1,000,000

(1) Messrs. Sanderson, Comand, Larson and Yarie are independent of the Company.

(2) Messrs. Scherba and Borley are non-independent directors as they are executive officers of the Company.

(3) The information as to principal occupation and voting securities (defined as securities that, by their terms, provide the securityholders with a presently exercisable right to vote for the election of directors) beneficially owned or controlled or directed, directly or not directly, not being within the knowledge of the Company, has been furnished by the respective nominees.

Recommendation

The Board recommends that Shareholders vote “FOR” the election of each of the nominated directors.

Biographies of the Nominated Directors of the Company

John Sanderson, Q.C. (Vancouver, Canada)

Mr. Sanderson has been the Company’s Vice Chairman of the Board since October 2009 and a director of our Company since January 2009. Mr. Sanderson was Chairman of the Board of the Company from January 2009 to September 2009. Mr. Sanderson is a chartered mediator, chartered arbitrator, consultant and lawyer called to the bar in the Canadian provinces of Ontario and British Columbia. Mr. Sanderson’s qualifications to serve as a director include his many years of legal and mediation experience in various industries. Mr. Sanderson is a Queen’s Counsel (Q.C.). He has acted as mediator, facilitator and arbitrator across Canada, and internationally, in numerous commercial transactions, including insurance claims, corporate contractual disputes, construction matters and disputes, environmental disputes, inter-governmental disputes, employment matters, and in relation to aboriginal claims. He has authored and co-authored books on the use and value of dispute resolution systems as an alternative to the courts in managing business and legal issues.

Craig Scherba, P.Geol. (Oakville, Canada)

Mr. Scherba was appointed as the President and Chief Executive Officer of the Company in August 2015 and has served as a director since January 2010. Mr. Scherba served as President and Chief Operating Officer from September 2012 to August 2015 and Vice President, Exploration of the Company from January 2010 to September 2012. Mr. Scherba has been a professional geologist (P. Geol.) since 2000, and his expertise includes supervising large Canadian and international exploration. Mr. Scherba also serves as Vice President, Exploration of MacDonald Mines Exploration Ltd, Red Pine Exploration Inc. and Honey Badger Exploration Inc. which are resource exploration companies trading on the TSX Venture Exchange. In addition, Mr. Scherba was professional geologist with Taiga Consultants Ltd. (“Taiga”), a mining exploration consulting company from March 2003 to December 2009. He was a managing partner of Taiga between January 2006 and December 2009. Mr. Scherba was an integral member of the exploration team that developed Nevsun Resources’ high grade gold, copper and zinc Bisha project in Eritrea. While at Taiga, Mr. Scherba served as the Company's Country and Exploration Manager in Madagascar during its initial exploration stage.

Robin Borley (Johannesburg, South Africa)

Mr. Borley was appointed our Senior Vice President (“SVP”) of Mine Development in December 2013 and has served as a director since December 2013. Mr. Borley is a Graduate mining engineering professional and a certified mine manager with more than 25 years of international mining experience building and operating mining ventures. He has held senior management positions both internationally and within the South African mining industry. Until October 2014, Mr. Borley served as Mining Director for DRA Mineral Projects. In addition, Mr. Borley was instrumental as the COO of Red Island Minerals in a developing a Madagascar coal venture. His diverse career has spanned resource project management, evaluation, exploration and mine development. Robin has completed several mine evaluations including operational and financial evaluations of new and existing operations across a diverse range of resource sectors. He has experience in the management of underground and surface mining operations from both the contractor and owner miner environments. From 2006 through to 2012, Robin participated in the BEE management buy-out transaction of the Optimum Colliery mining property from BHP, through its independent listing and its ultimate sale to Glencore in December 2012.

Quentin Yarie, P.Geo. (Toronto, Canada)

Mr. Yarie has served as a director of the Company since 2008. Mr. Yarie is an experienced geophysicist and a successful entrepreneur with over 25 years’ experience in mining and environmental/engineering. Mr. Yarie has project management and business development experience as he has held positions of increasing responsibility with a number of Canadian-based geophysical service providers. He is currently CEO and President of Red Pine Exploration Inc., and Honey Badger Exploration Inc. and President of MacDonald Mines Exploration Inc. From January 2010, Mr. Yarie was Senior Vice President Exploration for MacDonald Mines Exploration Ltd, Red Pine Exploration Inc. and Honey Badger Exploration Inc. all listed on the TSX Venture Exchange headquartered in Toronto, Canada. From October 2007 to December 2009, Mr. Yarie was a business development officer with Geotech Ltd, a geophysical airborne survey company. From September 2004 to October 2007, Mr. Yarie was a senior representative of sales and business development for Aeroquest Limited. From 1992-2001, he was a partner of a specialized environmental and engineering consulting group where he managed a number of large projects including the ESA of the Sydney Tar Ponds, the closure of the Canadian Forces Bases in Germany and the Maritime and Northeast Pipeline project.

Dean Comand P. Eng, CET MMP CDir. (Ancaster, Canada)

Mr. Comand has served as a director of the Company since October 2014. He is a Mechanical Engineer and holds his P. Eng designation in the province of Ontario as well as designation as a Certified Engineering Technologist. Mr. Comand earned his Maintenance Manager Professional Designation (MMP) license in 2006 and his Charter Director designation (CDir) in 2012. Mr. Comand is currently the President of The Comand Group which provides strategic advice to numerous clients around the world in the mining and energy sectors. From 2009 – 2014, Mr. Comand worked for Sherritt International as Vice President of Operations of Ambatovy, a large scale nickel project in Madagascar. He successfully led the construction and commissioning of Ambatovy, and led the operations to commercial production. He has extensive business and financial acumen in large-scale energy, power, and mining industries. He has consistently held senior positions in operations, business, project development, environmental management, maintenance, and project construction. He has managed a variety of complex operations, including one of the world’s largest mining facilities, industrial facilities, numerous power plants, renewable energy facilities and privately held municipal water treatment facilities across Canada and the United States.

Dalton Larson (Surrey, Canada)

Mr. Larson has served as a director of our Company since October 2014. Mr. Larson is a Canadian attorney with more than 35 years as a member of the Law Society of British Columbia. He commenced practice as a member of the Faculty of Law, University of British Columbia, subsequently becoming a partner of a major Vancouver Law firm, now McMillan LLP. Currently, he maintains a private practice along with a vigorous investment business. He is a recognized expert in alternate dispute resolution and has extensive experience as a professional arbitrator and mediator. He has three degrees, including a Master’s degree in law from the University of London, England. His business activities include more than 25 years as a director of several investment funds managed by the CW Funds group of companies, affiliated with Ventures West Management Inc., which is one of the largest venture capital firms in Canada. The CW Funds raised and invested in a wide variety of businesses totaling more than $130 million, primarily from overseas investors. In that period, he served as Chairman of the Board of Directors of a Philippine ethanol company. He was the founding shareholder of the First Coal Corporation, which started operations in 2014. He served as the first Chairman of the Board of Directors for two years and then participated closely in its governance and management including serving as the Chair of the Compensation Committee. During his tenure, the Company raised in excess of $65 million in equity to finance its development activities, all by way of private placements. First Coal Corporation was sold to Xstrata in excess of $150 million. He currently serves as the Chairman of the Board of Directors of Cloud Nine Education Group (CSE:CNI) and on the Board of Directors of SmartCool Systems Inc. (TSX-V: SSC).

APPROVAL OF APPOINTMENT MNP LLP AS AUDITORS

General Information

At the Meeting, the Shareholders will vote to ratify the appointment of MNP LLP, as the Company’s auditors for the fiscal year ending June 30, 2019 and to authorize the Board to fix their remuneration. MNP LLP served as auditor for the fiscal year ended June 30, 2018. We do not expect a representative of MNP LLP to be present at the Meeting.

The Board has selected MNP LLP as our independent registered public accounting firm for the fiscal year ending June 30, 2019. Although the selection of the independent registered public accounting firm is not required under the Company’s current by-laws or otherwise to be ratified by Shareholders, the Board has directed that the appointment of MNP LLP be submitted to Shareholders for ratification due to the significance of their appointment. If Shareholders fail to ratify the selection, it will be considered as a direction to the Board to consider the selection of a different firm. Even if the selection is ratified, the Board in its discretion may select a different independent registered public accounting firm at any time during the year if it determines that such a change would be in the best interests of the Company and Shareholders.

Recommendation

The Board recommends that Shareholders vote “FOR” the ratification of the appointment of MNP LLP, as the Company’s independent registered public accounting firm for the fiscal year ending June 30, 2019 and to authorize the Board to fix their remuneration.

APPROVAL OF SHARE CONSOLIDATION

General Information About the Share Consolidation

At the annual and special meeting of our Shareholders held last year (December 5, 2017) our Shareholders approved a Share Consolidation on materially the same terms as stated herein. The previously passed resolution granted the Board the discretion to implement the Share Consolidation for a period of one year.

Over the course of the previous year, the Board considered the timing for implementing the Share Consolidation, however, as a result of market conditions, determined that it was in the Company’s best interest not to implement the Share Consolidation. The Board will continue to monitor market conditions to determine the appropriate time to implement the Share Consolidation, however, the previously-approved Share Consolidation may not be completed prior to the one-year anniversary of the date the previous resolution was passed. Accordingly, you are being asked to approve the Share Consolidation again at the Meeting.

The Board has determined that it is advisable and in the Company’s and the Shareholders’ best interests to restructure the Company’s capital and has directed the proposal in respect of the Share Consolidation be submitted to Shareholders to authorize the Board, in its sole discretion, to effect a Share Consolidation (or reverse stock split), at an exchange ratio of not less than 1-for-5 and not greater than 1-for-10 (the “Exchange Ratio”), as shall be determined in the sole discretion of the Board, on the terms described in this Circular. A more detailed discussion of the Share Consolidation is presented below.

The Board’s primary objective in seeking authority to effect a Share Consolidation is to increase the per-Share trading price of the Shares. The Board believes that the low market price of the Shares impairs the Company’s marketability and acceptance by institutional investors and other members of the investing public and creates a negative impression of the Company. Theoretically, decreasing the number of Shares outstanding should not, by itself, affect the marketability of the Shares, the type of investor who would be interested in acquiring them, or the Company’s reputation in the financial community. In practice, however, many investors and market makers consider low-priced shares as unduly speculative in nature and, as a matter of policy, avoid investment and trading in such shares. The presence of these negative perceptions may adversely affect not only the pricing of the Shares but also the trading liquidity. In addition, these perceptions may affect the Company’s commercial business and the Company’s ability to raise additional capital through equity and debt financings. The Board will determine whether to effect a Share Consolidation and, if so, pursuant to which Exchange Ratio, based upon a number of market and business factors deemed relevant by the Board at that time, including, but not limited to:

(i)	historical trading price and volumes of the Shares;

(ii)	existing marketability and liquidity of the Shares and the expected impact of a Share Consolidation on the trading market, including the anticipated post-split market price, for the Shares;

(iii)	potential business and strategic alternatives, if any, that are available to the Company at that time; and

(iv)	stock market and economic conditions.

If the Board elects to effect a Share Consolidation, the Company shall issue a press release announcing the terms, Exchange Ratio and effective date of the Share Consolidation before the Company files an amendment to the articles of continuance with the authorities that administer the CBCA.

The following table contains examples of approximate information, as of October 22, 2018, relating to the impact of the Share Consolidation on the Shares based on certain of the Exchange Ratios available for selection by the Board, without giving effect to any adjustments for fractional Shares:

Status	Number of Shares Issued and Outstanding (1)	Number of Shares Reserved for Future Issuance (2)	Total Number of Shares Fully Diluted
Pre-Consolidation	491,330,595	50,702,636	542,033,231
Post-Consolidation 1:5 ratio	98,266,119	10,140,527	108,406,646
Post-Consolidation 1:6 ratio	81,888,433	8,450,439	90,338,872
Post-Consolidation 1:7 ratio	70,190,085	7,243,234	77,433,319
Post-Consolidation 1:8 ratio	61,416,324	6,337,830	67,754,154
Post-Consolidation 1:9 ratio	54,592,288	5,633,626	60,225,915
Post-Consolidation 1:10 ratio	49,133,060	5,070,264	54,203,323

(1)	Number of Shares Issued and Outstanding does not take into account the treatment of any fractional Shares. See “Treatment of fractional shares.”
(2)	Shares reserved for issuance pursuant to outstanding options and warrants.

Upon implementation of the Share Consolidation, the number of Shares that are issued and outstanding would immediately and automatically be reduced, as of the effective date of the Share Consolidation, by a factor equal to the Exchange Ratio and the number of Shares subject to outstanding options and warrants would be reduced proportionately and the respective exercise prices would be increased proportionately.

For example, on October 22, 2018, there were 491,330,595 Shares issued and outstanding and 50,702,636 Shares reserved for issuance pursuant to outstanding options and warrants resulting in a 542,033,231 shares on a fully diluted basis. If the Exchange Ratio selected by the Board is 1-for-5, after the Share Consolidation, there would be 98,266,119 Shares issued and outstanding and 10,140,527 Shares reserved for issuance pursuant to outstanding Options and warrants resulting in 108,406,646 Shares on a fully diluted basis.

A Share Consolidation would affect all Shareholders uniformly and would have no effect on the proportionate holdings of any individual Shareholder, with the exception of adjustments related to the treatment of fractional Shares (as described below).

Additional Information About the Share Consolidation

Potential Benefits of the Share Consolidation

In addition to an increase in the number of authorized and unissued Shares that would result from implementing a Share Consolidation, there are other considerations affecting the Board’s decision to seek approval from Shareholders to effect a Share Consolidation:

Increased Share Price

If the Board determines to implement a Share Consolidation, the price per Share would increase, at least initially, which could return the Share price to a more favorable level. An increase in the per-Share cost of the Shares should enhance the acceptability and marketability of the Shares to the financial community and investing public. Many institutional investors have policies prohibiting them from holding lower-priced shares in their portfolios, which reduces the number of potential buyers for the Shares. If the Shares traded at a higher price, the Company could potentially meet investing guidelines of institutional investors and investment funds who do not currently consider the Shares to be an eligible investment.

Moreover, advisors and analysts at many broker-dealers are reluctant to recommend lower-priced shares and do not as a practice follow the trading activity of lower-priced shares, or if they do follow lower-priced shares frequently require additional monitoring activities.

Increasing the Company’s Share price may make it easier for individual brokers to recommend the Shares, which could generate increased interest in the Shares. If the Company were to generate increased interest in the Shares, the Company anticipates that the Shares potentially would have greater liquidity. However, there can be no assurance that a Share Consolidation would result in any increased interest in the Shares, or that the Shares would achieve a price level that would meet investing guidelines of institutional investors who have not considered investing in the Shares.

Reduced Trading Expense

As investors tend to pay commissions based on the number of shares traded, commissions on lower-priced shares generally represent a higher percentage of the share price than commissions on higher-priced shares. As a result, investors in lower-priced shares pay transaction costs which are a higher percentage of their total value, which may limit interest in the Shares. If the Company were successful in raising the price per Share, the Company’s investors could potentially incur lower transaction costs in trading the Shares, although Shareholders who hold odd-lot positions (less than 100 Shares) after a Share Consolidation could experience increased transaction costs in selling their Shares.

Effects of the Share Consolidation

Effect of a Share Consolidation on the Company’s outstanding Shares

A Share Consolidation will be effective immediately and without further action by Shareholders upon the filing of an amendment to the Company’s articles of continuance. Individual Shareholders will own fewer Shares after a Share Consolidation, equal to the number of Shares owned prior to the Share Consolidation divided by the Exchange Ratio selected by the Board, subject to the Company’s treatment of fractional Shares. A Share Consolidation will not change the number of Shareholders of record, although it may increase the number of Shareholders holding odd-lot positions in the Shares. Following a Share Consolidation, all Shares will remain fully paid and non-assessable.

Following a Share Consolidation, the value of the Shares as designated on the Company’s consolidated balance sheet will be decreased proportionately based on the Exchange Ratio with a corresponding increase in additional paid-in capital. “Earnings per share” would increase proportionately as a result of the Share Consolidation since there would be fewer Shares outstanding. In future financial statements, “earnings per share” for periods ending before the Share Consolidation would be recast to give retroactive effect to the Share Consolidation. The Company does not anticipate any other material accounting consequence would arise as a result of the Share Consolidation.

As Shareholders have no pre-emptive rights to purchase or subscribe for any Shares, the future issuance of additional Shares will reduce the Company’s current Shareholders’ percentage ownership interest in the total outstanding Shares. An increase in the number of issued and outstanding Shares in the absence of a proportionate increase in the Company’s future earnings and book value would dilute the Company’s projected future earnings per share, if any, and book value per share of all outstanding Shares. If these factors were reflected in the price per share of the Shares, the potential realizable value of a Shareholder’s investment could be adversely affected.

While the potential effects of a Share Consolidation are expected to be similar prior to and after giving effect to the Redomicile, contemplated changes in the Company’s capital structure in connection with the Redomicile will lead to certain effects being realized if a Share Consolidation is completed prior to giving effect to the Redomicile that will not be present if a Share Consolidation is completed prior to giving effect to the Redomicile.

Treatment of fractional Shares

No fractional Shares will be issued as a result of the Share Consolidation. Shareholders who otherwise would be entitled to receive a fractional Share because they hold a number of Shares not evenly divisible by the Exchange Ratio selected by the Board will automatically be entitled to receive an additional fraction of a Share to round up to the next whole Share.

Effect of the Share Consolidation on options, restricted stock awards and warrants

The number of Shares subject to outstanding options, restricted stock awards and warrants will automatically be adjusted by a factor equal to the Exchange Ratio applied for the Share Consolidation and in accordance with their terms.

No dissenters’ or appraisal rights

Under CBCA, Shareholders are not entitled to dissenters’ or appraisal rights in connection with the proposed amendment to the Company’s articles of continuance to implement the Share Consolidation. If the Company implements the Share Consolidation, the Company will not independently make such rights available to the Company’s Shareholders.

Interests of Directors and Executive Officers in the Share Consolidation

The Company’s directors and executive officers, and their associates, have no substantial interest, directly or indirectly, in the matters set forth in the Share Consolidation proposal except to the extent of their ownership of Shares or options to purchase Shares.

Procedures to Implement the Share Consolidation

The Share Consolidation will occur on the date that the amendment to the Company’s articles of continuance effecting the Share Consolidation is filed with the authorities that administer the CBCA, unless otherwise specified in such amendment, without any action on the part of the Shareholders and without regard to the date that any share certificates representing the Shares prior to the Share Consolidation are physically surrendered for new share certificates.

Exchange of book-entry shares

If the Board implements the Share Consolidation, Shareholders whose Shares are uncertificated and held in “street name” with a broker, either as direct or beneficial owners, will have their holdings electronically adjusted by their brokers to give effect to the Share Consolidation.

Exchange of Shares held in certificate form

SHAREHOLDERS SHOULD NOT DESTROY ANY SHARE CERTIFICATES AND SHOULD NOT SUBMIT THEIR SHARE CERTIFICATES UNTIL THEY RECEIVE A LETTER OF TRANSMITTAL FROM THE COMPANY’S TRANSFER AGENT.

As soon as practicable after the effective date, the Company’s transfer agent, acting as exchange agent, will mail to each Shareholder of record whose Shares are held in certificate form a letter of transmittal to be used in forwarding their share certificates for surrender and exchange for the whole number of new Shares that such Shareholder is entitled to receive as a result of the Share Consolidation. No new share certificates will be issued to a Shareholder until the Shareholder has surrendered their outstanding share certificate(s) together with the properly completed and executed letter of transmittal.

Certain Risks Related to the Share Consolidation

If a Share Consolidation is effected, there is no assurance that the Company’s market price will remain above $0.25, and the total value of the Company’s outstanding shares may decline.

If the Board determines that a Share Consolidation is in the best interests of the Company and Shareholders, the Board will set the Exchange Ratio with the intent of raising the price per Share above $0.25. However, there is no assurance that after the Share Consolidation is completed, the Shares will maintain its Share Consolidation adjusted price. As a result, the Company’s Share price could trade below the $0.25 price. Moreover, a decline in the market price of the Shares after a Share Consolidation may result in a greater percentage decline than would occur in the absence of a Share Consolidation.

Similarly, the total value of the Company’s outstanding Shares (market capitalization) immediately after a Share Consolidation may be lower than immediately before a Share Consolidation, and/or the total market capitalization may decline. If trading activity following a Share Consolidation has the effect of reducing the total market capitalization of the Company, the Company may be unable to fund the Company’s activities, resulting in reductions in Shareholders’ equity.

There are numerous risks and uncertainties that could affect the value of the Shares after a Share Consolidation including without limitation risks and uncertainties related directly to the Company, including, without limitation, the status of the Company’s development programs, the Company’s cash position and results of operations in future periods, and the Company’s ability to attract and retain key executive management and professional personnel, as well as other factors such as market conditions as a whole and the general economic environment. Even though a Share Consolidation would not directly impact the Company’s capital, cash position, or the number of Shareholders, there may be share-consolidation-related trading activity that may have the effect of depressing the market price of the Shares and the Company’s market capitalization. For these reasons, if the Board implements a Share Consolidation, the market price of the Shares will likely not be sustainable at the arithmetic result obtained by applying the Exchange Ratio of the Share Consolidation by the market price of the Shares immediately prior to the effective date of the Share Consolidation, and the percentage decline in the Company’s market value may be greater than would occur in the absence of a Share Consolidation. If the market price of the Shares declines after the Share Consolidation, the Company’s total market capitalization (the aggregate value of all of the Company’s outstanding Shares at the then existing market price) after the Share Consolidation will be lower than before the Share Consolidation.

A Share Consolidation may reduce liquidity and increase volatility of the Shares.

Following a Share Consolidation, the number of Shares available for trading in the public market will be reduced by a factor equal to the Exchange Ratio. This reduction in Shares could result in depressed trading activity, fewer market makers and less interest in the Shares. This could result in increased volatility and adversely affect liquidity of the Shares.

In addition, investors might consider the increased proportion of unissued authorized Shares to issued Shares to have an anti-takeover effect under certain circumstances, since the proportion allows for dilutive issuances that could prevent certain Shareholders from changing the composition of the Board or render tender offers for a combination with another entity more difficult to successfully complete. The Board does not intend for the Share Consolidation to have any anti-takeover effects

Recommendation

The Board recommends that Shareholders vote “FOR” the approval of the Share Consolidation and amending the articles of continuance of the Company to effect the Share Consolidation at the discretion of the Board as outlined above.

Share Consolidation Resolution

The special resolution approving the Share Consolidation (the “Share Consolidation Resolution”) must be approved by at least two-thirds of the votes cast by Shareholders present in person or represented by proxy at the Meeting or any adjournment or postponement thereof.

The text of the Share Consolidation Resolution to be submitted to Shareholders at the Meeting is set forth below:

“BE IT RESOLVED THAT:

1.	the amendment to the articles of continuance of the Company, to be completed at the Board’s sole discretion, to effect a share consolidation (reverse stock split) of the Company’s outstanding common shares in a ratio of between one-for-five and one-for-ten at any time prior to the one year anniversary of the date hereof, without further shareholder approval; provided that all fractional common shares as a result of the split shall be automatically rounded up to the next whole common share, is hereby authorized and approved; and

2.	any one director or officer of the Company be and is hereby authorized and directed to execute and deliver for and in the name of and on behalf of the Company, whether under its corporate seal or not, all such certificates, instruments, agreements, documents and notices and to do all such other acts and things as in such person’s opinion as may be necessary or desirable for the purpose of giving effect to these resolutions.”

Proxies received in favour of management will be voted in favour of the Share Consolidation Resolution, unless the Shareholder has specified in the proxy that his, her or its Shares are to be voted against the Share Consolidation Resolution.

APPROVAL OF NEW STOCK OPTION PLAN

The Company’s current equity-based compensation plan is the existing stock option plan (the “Stock Option Plan”). The Board has adopted, subject to shareholder approval, a new 10% rolling stock option plan of the Company (the “New Stock Option Plan”). The Board determined it was appropriate to adopt the New Stock Option Plan primarily to bring the Company’s incentive plans in line with incentive plans of the Company’s peers in Canada.

At the Meeting or any adjournment or postponement thereof, Shareholders will be asked to pass an ordinary resolution to ratify, confirm and approve the New Stock Option Plan (the “New Stock Option Plan Resolution”).

In the event that Shareholders approve the New Stock Option Plan Resolution: (i) all options issued under the current Stock Option Plan shall remain outstanding and continue to be governed by the terms and conditions of the Stock Option Plan; (ii) no further awards shall be granted under the current Stock Option Plan; and (iii) the New Stock Option Plan will replace the current Stock Option Plan as the Company’s primary incentive plan.

Further, in the event that Shareholders approve the New Stock Option Plan Resolution, the maximum number of Shares available at all times for issuance pursuant to the New Stock Option Plan or any other security based compensation arrangement (pre-existing or otherwise) shall not exceed 10% of the issued and outstanding Shares. As of the date hereof, 10% of the issued and outstanding Shares is equal to 49,133,059. After deducting 36,550,000 Shares which are reserved for issuance pursuant to outstanding options under the current Stock Option Plan, there would be up to 12,583,059 Shares available for future issuance pursuant to grants of Options under the New Stock Option Plan, representing approximately 2.5% of the issued and outstanding Shares, assuming no options are exercised, settled, cancelled or terminated.

The TSX has conditionally approved the New Stock Option Plan, subject to the receipt by the Company of, among other things, evidence of Shareholder approval.

New Stock Option Plan

The following is a summary of the key terms of the New Stock Option Plan, which summary is qualified in its entirety by the full terms of the New Stock Option Plan attached as Appendix “C” to this Circular.

The principal purposes of the New Stock Option Plan is to secure for the Company and its Shareholders the benefits of incentive inherent in the share ownership by issuing options (“Options”) to the employees (including part-time employees), directors or officers of the Company or any of its subsidiaries or affiliates, management company employees, consultants, and service providers (“Optionees”) who, in the judgment of the Board, will be largely responsible for its future growth and success. It is generally recognized that a stock option plan of the nature provided for in the New Stock Option Plan aids in retaining and encouraging persons of exceptional ability because of the opportunity offered them to acquire a proprietary interest in the Company.

The maximum number of Shares available at all times for issuance under the New Stock Option Plan or any other security based compensation arrangements (pre-existing or otherwise) shall not exceed 10% of the issued and outstanding Shares at the time of grant. Any increase in the number of issued and outstanding Shares will result in an increase in the number of Shares issuable under the New Stock Option Plan. The New Stock Option Plan is an “evergreen” plan and accordingly, any issuance of Shares from treasury, including issuances of Shares in respect of which Options are exercised, and any expired or cancelled Options, shall automatically replenish the number of Options issuable under the New Stock Option Plan.

The exercise price per Share under an Option shall be determined by the Board, but, in any event, shall not be lower than the market price of the Shares on the date of grant of the Options, being the closing price of the Shares on the TSX (or if the Shares are not then listed on the TSX, on the principal stock exchange on which such Shares are traded, on the trading day of the Option grant)(the “Market Price”). In the event that the Shares are not then listed and posted for trading on a stock exchange, the Market Price shall be the fair market value of such Shares as determined by the Board in its sole discretion.

The exercise price per Share under an Option shall be determined by the Board, but, in any event, shall not be lower than the market price of the Shares on the date of grant of the Options.

The period within which Options may be exercised and the number of Options which may be exercised in any such period are determined by the Board at the time of granting the Options provided, however, that the maximum term of any Options awarded under the New Stock Option Plan is ten (10) years from the date of the Option grant.

In the event that the expiry of an Option falls within, or within two (2) days of, a trading blackout period imposed by Company, the expiry date of the Option shall be automatically extended to the tenth business day following the end of the blackout period.

An Optionee will have, in all cases subject to the original Option expiry date and any determination otherwise by the Board:

•	In the event of retirement or resignation, a 12-month period to exercise his or her Options, which will automatically vest;

•	In the event of the death or disability of an Optionee, a 12-month period to exercise his or her Options, which will automatically vest;

•	In the event of termination without cause of an Optionee, the Optionee will have 12 months to exercise his or her Options which have vested, but any unvested Options will become void; and

•	In the event of termination with cause, Options shall become void, except as may be set out in the Optionee’s Option commitment or as otherwise determined by the Board in its sole discretion.

In the event of a change of control, the vesting of all Options and the time for the fulfilment of any conditions or restrictions on such vesting shall be accelerated to a date or time immediately prior to the effective time of the change of control, and the Board, in its sole discretion, may authorize and implement any one or more of the following additional courses of action:

•	Terminating without any payment or other consideration, any Options not exercised or surrendered by the effective time of the change of control;

•	Causing the Company to offer to acquire from each Optionee his or her Options for a cash payment equal to the in-the-money amount, and any Options not so surrendered or exercised by the effective time of the change of control will be deemed to have expired; and

•	An Option granted under the New Stock Option Plan be exchanged for an option to acquire, for the same exercise price, that number and type of securities as would be distributed to the Optionee in respect of the Shares issued to the Optionee had he or she exercised the Option prior to the effective time of the change of control, provided that any such replacement option must provide that it survives for a period of not less than one (1) year from the effective time of the change of control, regardless of the continuing directorship, officership or employment of the Optionee.

For great certainty, and notwithstanding anything else to the contrary contained in the New Stock Option Plan, the Board may, in its sole discretion, in any change of control which may or has occurred, make such arrangements as it deems appropriate for the exercise of issued and outstanding Options including, without limitation, the power to modify the terms of the New Stock Option Plan and/or the Options as contemplated above. If the Board exercises such power, the Options shall be deemed to have been amended to permit the exercise thereof in whole or in part by the Optionee at any time or from time to time as determined by the Board prior to or in conjunction with completion of the change of control.

The grant of Options under the New Stock Option Plan is subject to a restriction such that the number of Shares: (i) issued to insiders of Company, within any one-year period, and (ii) issuable to insiders of Company, at any time, under the New Stock Option Plan, or when combined with all of Company’s other security based compensation arrangements, shall not exceed 10% of Company’s total issued and outstanding Shares, respectively.

The Board may delegate, to the extent permitted by applicable law and by resolution of the Board, its powers under the New Stock Option Plan to the Compensation Committee, or such other committee as the Board may determine from time to time, such committee consisting of no less than two (2) members.

Options are not assignable or transferable other than by will or by the applicable laws of descent. During the lifetime of an Optionee, all Options may only be exercised by the Optionee.

The amendment provisions of the New Stock Option Plan provide the Board with the power, subject to the requisite regulatory approval, to make the following amendments to the provisions of the New Stock Option Plan and any Option commitment without Shareholder approval (without limitation):

•	Amendments of a housekeeping nature,

•	Additions or changes to any vesting provisions of an Option,

•	Changes to the termination provisions of an Option or the New Stock Option Plan which do not entail an extensions beyond the original expiry date,

•	Addition of a cashless exercise feature, payable in cash or securities, whether or not providing for a full deduction of the number of underlying Shares from the New Stock Option Plan reserves, and

•	Amendments to reflect changes to applicable securities or tax laws.

However, any of the following amendments require Shareholder approval:

•	Reducing the exercise price of an Option, cancelling and reissuing an Option, or cancelling an Option in order to issue an alternative entitlement,

•	Amending the term of an Option to extend the term beyond its original expiry date,

•	Materially increasing the benefits to the holder of Options who is an insider to the material detriment of Company and the Shareholders,

•	Increasing the number of Shares or maximum percentage of Shares which may be issued pursuant to the New Stock Option Plan (other than by virtue of adjustments permitted under the New Stock Option Plan),

•	Permitting Options to be transferred other than for normal estate settlement purposes,

•	Removing or exceeding of the insider participation limits,

•	Materially modifying the eligibility requirements for participation in the New Stock Option Plan, or

•	Modifying the amending provisions of the New Stock Option Plan.

Recommendation

The Board recommends that Shareholders vote FOR the New Stock Option Plan Resolution.

New Stock Option Plan Resolution

The New Stock Option Plan Resolution must be approved by at least a majority of the votes cast by Shareholders present in person or represented by proxy at the Meeting or any adjournment or postponement thereof.

The text of the New Stock Option Plan Resolution to be submitted to Shareholders at the Meeting is set forth below:

“BE IT RESOLVED THAT:

1.	the new 10% rolling stock option plan of the Company, the full text of which are set forth in Appendix “C” of the Circular, is hereby ratified, confirmed and approved; and

2.	the ability of the Company to continue to grant options under the New Stock Option Plan until December 4, 2021, which is the date that is three (3) years from the date hereof, is hereby authorized and approved; and

3.	any one director or officer of the Company be and is hereby authorized and directed to execute and deliver for and in the name of and on behalf of the Company, whether under its corporate seal or not, all such certificates, instruments, agreements, documents and notices and to do all such other acts and things as in such person’s opinion as may be necessary or desirable for the purpose of giving effect to these resolutions.”

Proxies received in favour of management will be voted in favour of the New Stock Option Plan Resolution, unless the Shareholder has specified in the proxy that his, her or its Shares are to be voted against the New Stock Option Plan Resolution.

OTHER MATTERS WHICH MAY COME BEFORE THE MEETING

Management knows of no matters to come before the Meeting other than the matters referred to in the notice of Meeting. Receipt at the Meeting of reports to the Directors and auditors and the Company’s financial statements for its last completed financial year and the auditors’ report thereon will not constitute approval or disapproval of any matters referred to therein. If any matters which are not now known should properly come before the Meeting, the accompanying form of proxy will be voted on such matters in accordance with the best judgment of the person voting it.

STATEMENT OF EXECUTIVE COMPENSATION

Under National Instrument 51-102 – Continuous Disclosure Obligations (“NI 51-102”) and in accordance with Form 51-102F6 – Statement of Executive Compensation, requires the disclosure of certain financial and other information relating to the compensation of the Chief Executive Officer (“CEO”), Chief Financial Officer (“CFO”) and the three most highly compensated executive officer, other than the CEO and CFO, who was serving as an executive officer at the end of financial year ended June 30, 2018 and whose total compensation exceeded CAD$150,000, for that financial year (collectively, “NEO” or the “Named Executive Officers”) and of the directors of the Company.

As of the year-ended June 30, 2018 the Company had four individuals that qualified as NEOs: Craig Scherba, President and CEO, Marc Johnson, CFO, Robin Borley, SVP, and Brent Nykoliation, SVP. The remaining directors of the Company are John Sanderson, Quentin Yarie, Dean Comand and Dalton Larson.

Compensation Discussion and Analysis

The objectives of the compensation program is to balance the need to offer competitive compensation compared to peer companies in the mining industry and with comparably sized companies at a similar stage of development in order to attract and retain high-calibre executives against the need to provide compensation programs that are fair and reasonable from the perspective of shareholders.

The Company compensation program has been designed to achieve the following key objectives:

1.	Recruit and Retain High-Calibre Executive Management

The Company structures its executive compensation so that it can continue to attract, retain and motivate key executives in Canada and South Africa in a highly competitive mining industry.

2.	Providing Fair and Competitive Compensation

The Company has established executive compensation principles and formalized a compensation policy for its executive officers. The executive compensation program is designed to provide fair and competitive compensation through the following elements of compensation: (i) a competitive cash compensation consisting of base salary, milestone-based performance bonuses and certain perquisites and (ii) providing an opportunity to participate in the Company’s long-tertm growth through the grant of Options.

3.	Balancing the Interests of Executive Management and Shareholders of the Company

The executive compensation program aligns the interests of executive management with the interests of the shareholders through the following elements: (i) the opportunity for executives to achieve contractual bonuses based the achievement of specific project development milestones and (ii) the grant of stock options, which if the price of the Company’s Shares increase over time, both executives and shareholders will benefit.

The compensation program is designed to reward the advancement of the Company’s development projects and the long-term appreciation of the Company’s Share price.

The basic elements of the compensation progam are base salary, annual incentive bonuses and long-term stock-option incentives.

Base Salary

On an individual basis, base salaries are reviewed for each executive officer, including the CEO, and where it is deemed necessary, changes are made. In order to ensure that base salaries paid are competitive relative to other similar positions within the mining industry in Canada and South Africa, surveys of such salaries are examined. Other considerations taken into account when examining base salaries include years of experience, the potential contribution which the individual can make to the success of the Company and the level of responsibility and authority inherent in the job and the importance of maintaining internal equity within the organization.

Annual Incentives

The Compensation Committee may recommend bonuses be paid to executive officers of the Company when their performance warrants additional consideration. There is currently no annual bonus plan but the NEO’s are eligible for certain discretionary performance bonuses linked to achieving Company milestones:

•	The CEO and SVP Corporate Development will earn performance bonuses linked to the closing of a definitive offtake agreement and the commencement of mining and commissioning of the processing plant (payable 6 months after commencement).
•	The CFO earned a performance bonus linked to completion of the redomicile and will earn performance bonuses linked to completion of a share consolidation and the commencement of mining and commissioning of the processing plant (payable 6 months after commencement).
•	The SVP Mining will earn performance bonuses linked to the receipt of a valid mining permit, the start of plant construction (initiation of siteworks) and the commencement of mining and commissioning of the processing plant (payable 6 months after commencement).

Option-Based Incentives

Options to purchase the Shares of the Company encourage executive officers to own and hold the Company’s Shares and are a method of linking the performance of the Company and the appreciation of share value to the compensation of the executive officer. When determining the number of options granted to an executive officer, items such as the relative position of the individual officer, the contribution made by that officer during the review period and the number of options granted previously would be taken into consideration.

The Compensation Committee recommends option grants to the Board. Pursuant to the current Stock Option Plan, the Company’s Board grants options to directors, executive officers, other employees and consultants as incentives. The level of stock options awarded to a Named Executive Officer (as hereinafter defined) is determined by his position and his potential future contributions to the Company.

Other Compensation – Perquisites

Perquisites such as health benefits and other usual perquisites may be provided for executives in accordance with local practices in order.

Associated Risks

The Compensation Committee has discussed the implications of the risks associated with the Company’s compensation policies and practices. The Compensation Committee works with management of the Company to determine the risk oversight principles.

The Company has not adopted a policy that prevents the executive officers and directors of the Company to purchase financial instruments, including, prepaid variable forward contracts, equity swaps, collars or units of exchange funds, that are designed to hedge or offset a decrease in market value of equity securities granted as compensation or held, directly or indirectly, by the executive officer or director

Summary Compensation Table

The following table is a summary of the compensation paid, directly or indirectly, to the Named Executive Officers and directors of the Company for the three most recently completed financial years ended June 30, 2018.

Name and Principal Position	Fiscal Year	Salary and Consulting Fees ($)	Option-Based Awards ($)(1)	Non-Equity Incentive Plan Compensation ($)	Pension Value ($)	All Other Compensation ($)(2)	Total Compensation ($)
Craig Scherba, CEO, President and Director (A)	2018	188,586	Nil	Nil	Nil	Nil	188,586
	2017	139,870	90,240	Nil	Nil	Nil	230,110
	2016	88,015	37,049	Nil	Nil	Nil	125,064
Marc Johnson, CFO (B)	2018	141,346	Nil	16,000	Nil	1,622	158,968
	2017	128,860	82,720	Nil	Nil	Nil	211,580
	2016	51,784	29,249	Nil	Nil	Nil	81,033
Robin Borley, SVP Mining and Director (C)	2018	196,800	Nil	Nil	Nil	Nil	196,800
	2017	196,800	82,720	Nil	Nil	Nil	279,520
	2016	204,800	29,249	Nil	Nil	Nil	234,049
Brent Nykoliation, SVP Corporate Development (D)	2018	141,440	Nil	Nil	Nil	1,705	143,145
	2017	132,594	82,720	Nil	Nil	Nil	215,314
	2016	129,027	29,249	Nil	Nil	Nil	158,276
(A)	On July 30, 2015, Mr. Scherba became the Chief Executive Officer. The Company has an employment agreement with Mr. Scherba, who receives a salary of CAD$20,000 per month. He is eligible to receive specific bonuses linked to achieving company milestones.
(B)	On October 23, 2015, Mr. Johnson became the Chief Financial Officer. The Company has a management company agreement with Mr. Johnson, who receives consulting fees of CAD$15,000 per month. He is eligible to receive specific bonuses linked to achieving company milestones. His contract has an 18-month termination notice, which increases to 36 months if within 12 months of a change of control the Company gives notice of its intention to terminate or a triggering event occurs and he elects to terminate.
(C)	The Company has a management company agreement with Mr. Borley, who receives consulting fees of USD$16,400 per month. He is eligible to receive specific bonuses linked to achieving company milestones. His contract has an 18-month termination notice, which increases to 36 months if within 12 months of a change of control the Company gives notice of its intention to terminate or a triggering event occurs and he elects to terminate.
(D)	The Company has a management company agreement with Mr. Nykoliation, who receives a salary of CAD$15,000 per month. He is eligible to receive specific bonuses linked to achieving company milestones. His contract has an 18-month termination notice, which increases to 36 months if within 12 months of a change of control the Company gives notice of its intention to terminate or a triggering event occurs and he elects to terminate.

(1)	These values represent the calculated Black-Scholes theoretical value of granted options. It is important to note that these granted options may or may not ever be exercised. Whether granted options are exercised or not will be based primarily, but not singularly, on the Company’s future stock price and whether the granted options become “in-the-money”. If these granted options are unexercised and expire, the cash value or benefit to the above noted individuals is $nil.
(2)	Other compensation includes health benefits and other perquisites.

Option-Based Awards - Outstanding

As at June 30, 2018, a total of 15,750,000 options granted to Named Executive Officers were outstanding pursuant to the current Stock Option Plan, as follows:

Name and Principal Position	Number of Securities Underlying Unexercised Options Exercisable (#)	Option Exercise Price (USD$)	Option Expiration Date	Value of unexercised in-the-money stock options (USD$)(1)
Craig Scherba	180,000	0.11	July 9, 2018	0
CEO, President	500,000	0.18	January 10, 2019	0
and Director	250,000	0.15	July 3, 2019	0
	470,000	0.20	February 26, 2020	0
	950,000	0.056	December 22, 2020	20,805
	2,400,000	0.066	June 9, 2022	28,800
Marc Johnson	750,000	0.056	December 22, 2020	16,425
CFO	2,200,000	0.066	June 9, 2022	26,400

Robin Borley	300,000	0.18	January 10, 2019	0
SVP Minig and	350,000	0.20	February 26, 2020	0
Director	750,000	0.056	December 22, 2020	16,425
	2,200,000	0.066	June 9, 2022	26,400
Brent Nykoliation	175,000	0.11	July 9, 2018	0
SVP Corporate	75,000	0.15	July 19, 2018	0
Development	400,000	0.18	January 10, 2019	0
	400,000	0.15	July 3, 2019	0
	450,000	0.20	February 26, 2020	0
	750,000	0.056	December 22, 2020	16,425
	2,200,000	0.066	June 9, 2022	26,400
Total	15,750,000
(1)	Based on a TSX closing price of USD$0.078 (CAD$0.10) on June 30, 2018 and presuming all options are exercised.

Option-Based Awards – Value Vested or Earned During the Year

The value vested for option and share based awards and the value earned for non-equity incentive plans during the year ending June 30, 2018 are as follows:

Name and Principal Position	Option-based awards value vested during the year ($)	Share-based awards value vested during the year ($)	Non-equity incentive plan compensation value earned during the year ($)
Craig Scherba, CEO, President and Director	Nil	Nil	Nil
Marc Johnson, CFO	Nil	Nil	16,000
Robin Borley, SVP Mining and Director	Nil	Nil	Nil
Brent Nykoliation, SVP Corporate Development	Nil	Nil	Nil

Performance Graph

The following table and graph compares the cumulative total shareholder return for CDN$100 invested in Shares of the Company on June 30, 2013 against the cumulative total shareholder return of the S&P/TSX Capped Materials Index and the S&P/TSX Composite Index to June 30, 2018.

June 30	2013	2014	2015	2016	2017	2018
NextSource Shares	CAD$100	CAD$116.67	CAD$83.33	CAD$66.67	CAD$50.00	CAD$83.33
S&P/TSX Capped Materials Index	CAD$100	CAD$115.46	CAD$97.25	CAD$112.66	CAD$102.49	CAD$113.26
S&P/TSX Composite Index	CAD$100	CAD$124.45	CAD$122.09	CAD$115.95	CAD$125.17	CAD$134.20

The Company was affected by the mining industry slowdown from 2014 to 2015 but failed to recover in 2016 due to continued weakness in the price of graphite during this period. The price of the Shares of the Company has improved significantly since mid 2017 due to the improvement in the price of graphite and the achievement of company-specific milestones in 2017 and 2018, which included completion of the Molo Graphite Project Feasibility Study in mid-2017 and the redomicile of the Company to Canada in late 2017.

Concurrent with the submission of the mining permit for the Molo Graphite Project to the Government of Madagascar in early 2017, the Compensation Committee renegotiated the employment and consulting contracts of the executive officers. As a result, the Company’s Share price trend shown by the graph above coincides with the increase in the Company’s compensation to executive officers reported under this form for the same period.

Option-Based Awards

The Compensation Committee reviews on an annual basis the cash compensation, performance and overall compensation package for each of the President and Chief Executive Officer, Chief Financial Officer, and the Senior Vice Presidents. It then submits to the Board recommendations with respect to the basic salary, bonus and participation in the Stock Option Plan for such executive officers.

Prior to approving any grantes of options, the Board considers the unexercised options already granted to the individual, timing of the expirations of those options and the likelihood that those options may become exercisable relative to the stock price performance.

Compensation Governance

The Company has established a Compensation Committee to determine the appropriate compensation for the Company’s directors and officers. The Compensation Committee has a charter, a copy of which is available on the Company’s website at www. http://nextsourcematerials.com. The Compensation Committee determines compensation based on industry standards, the employee or consultant’s level of experience, and the Company’s financial situation.

The Compensation Committee consists of Dalton Larson (Chair), John Sanderson and Dean Comand. All members are independent as per the standards of National Instrument 58-101. During fiscal 2018, the Compensation Committee met four times in person or by telephone.

The Compensation Committee reviews on an annual basis the cash compensation, performance and overall compensation package for each of the President and Chief Executive Officer, Chief Financial Officer, and the Senior Vice Presidents. It then submits to the Board recommendations with respect to the basic salary, bonus and participation in the Stock Option Plan for such executive officers.

The Compensation Committee agrees annually and on an as needed basis with input from management, on the specific work to be undertaken by the Compensation Committee.

Relevant Education and Experience

The skills and experience relevant to the members of the Compensation Committee is summarized above for each member under the heading “Biographies of the Nominated Directors of the Company”.

Termination And Change Of Control Benefits

The following are the material termination and change of control benefits payable in respect of services provided to the Company or any of its subsidiaries that were performed by a director, NEO or was performed by any other party but are services typically provided by a director or NEO.

•	The Company has an employment agreement with Mr. Scherba, who receives a salary of CAD$20,000 per month. He is eligible to receive specific bonuses linked to achieving company milestones. His contract has an 18-month termination notice, which increases to 36 months if within 12 months of a change of control the Company gives notice of its intention to terminate or a triggering event occurs and he elects to terminate.
•	The Company has a management company agreement with Mr. Johnson, who receives consulting fees of CAD$15,000 per month. He is eligible to receive specific bonuses linked to achieving company milestones. His contract has an 18-month termination notice, which increases to 36 months if within 12 months of a change of control the Company gives notice of its intention to terminate or a triggering event occurs and he elects to terminate.
•	The Company has a management company agreement with Mr. Borley, who receives consulting fees of USD$16,400 per month. He is eligible to receive specific bonuses linked to achieving company milestones. His contract has an 18-month termination notice, which increases to 36 months if within 12 months of a change of control the Company gives notice of its intention to terminate or a triggering event occurs and he elects to terminate.

•	The Company has a management company agreement with Mr. Nykoliation, who receives a salary of CAD$15,000 per month. He is eligible to receive specific bonuses linked to achieving company milestones. His contract has an 18-month termination notice, which increases to 36 months if within 12 months of a change of control the Company gives notice of its intention to terminate or a triggering event occurs and he elects to terminate.

Estimated Incremental Payment on Change of Control or Termination

The following table provides details regarding the estimated incremental payments from the Corporation to each of the NEOs upon termination in connection with a change of control in accordance with the above provisions, or upon termination without cause, assuming a triggering event occurs on June 30, 2018.

Name and Principal Position	Severance Period Without / With Change of Control (# of months)	Base Salary per Month (USD$)(1)	Termination Pay Without Change of Control (USD$)	Termination Pay with Change of Control (USD$)
Craig Scherba, CEO, President and Director	18 months (36 months)	15,000	270,000	540,000
Marc Johnson, CFO	18 months (36 months)	11,250	202,500	405,000
Robin Borley, SVP Mining and Director	18 months (36 months)	16,400	295,200	590,400
Brent Nykoliation, SVP Corporate Development	18 months (36 months)	11,250	202,500	405,000

(1) Conversion from CAD to USD using an exchange rate of $0.75 USD per CAD.

Director Compensation

The Board, with the recommendation of the compensation committee, determines the compensation payable to the directors of the Company and reviews such compensation annually.

For the fiscal year ending June 30, 2018, each director was entitled to (i) a $2,500 monthly fee (the Chairman is entitled to an additional $1,000 monthly fee and each Committee Chair is entitled to an additional $667 monthly fee); (ii) $nil per day for each meeting attended in person; (iii) $nil for each meeting attended by telephone upon furnishing an invoice for same; (iv) reimbursement for travel and other meeting-related expenses and (v) may, from time to time, be awarded stock options under the provisions of the Plan.

There are no other arrangements under which the directors of the Company were compensated by the Company during the most recently completed financial year end for their services in their capacity as directors.

Summary Compensation Table

The following table is a summary of the compensation paid, directly or indirectly, to the directors of the Company whom were not also NEOs for the three most recently completed financial years ended June 30, 2018.

Name and Principal Position	Fiscal Year	Fees Earned ($)	Option-Based Awards(1) ($)	Non-Equity Incentive Plan Compensation ($)	Pension Value ($)	All Other Compensation ($)	Total Compensation ($)
John Sanderson, Chairman (A)	2018	33,003	Nil	Nil	Nil	Nil	33,003
	2017	13,475	90,240	Nil	Nil	Nil	103,715
	2016	Nil	33,149	Nil	Nil	Nil	33,149
Quentin Yarie, Director (B)	2018	29,859	Nil	Nil	Nil	Nil	29,859
	2017	5,775	82,720	Nil	Nil	Nil	88,495
	2016	20,033	29,249	Nil	Nil	Nil	49,282
Dean Comand, Director (C)	2018	29,859	Nil	Nil	Nil	Nil	29,859
	2017	9,625	82,720	Nil	Nil	Nil	92,345
	2016	Nil	29,249	Nil	Nil	Nil	29,249

Dalton Larson, Director (D)	2018	29,859	Nil	Nil	Nil	Nil	29,859
	2017	12,191	86,480	Nil	Nil	Nil	98,671
	2018	Nil	29,249	Nil	Nil	Nil	29,249
V. Peter Harder, Former Director (E)	2018	Nil	Nil	Nil	Nil	Nil	Nil
	2017	Nil	Nil	Nil	Nil	Nil	Nil
	2018	Nil	33,149	Nil	Nil	Nil	33,149
Albert Thiess, Former Director (F)	2018	Nil	Nil	Nil	Nil	Nil	Nil
	2017	Nil	Nil	Nil	Nil	Nil	Nil
	2018	Nil	29,249	Nil	Nil	Nil	29,249
(A)	Mr. Sanderson receives chairman fees of CAD$3,500 per month. Mr. Sanderson became Chairman on March 23, 2016.
(B)	Mr. Yarie receives director fees of CAD$2,500 per month plus committee chair fees of $667 per month. During 2016, Mr. Yarie received salary and consulting fees for his services as an employee of the Company and not for his service as a Director.
(C)	Mr. Comand receives director fees of CAD$2,500 per month plus committee chair fees of $667 per month.
(D)	Mr. Larson receives director fees of CAD$2,500 per month plus committee chair fees of $667 per month.
(E)	Mr. Harder resigned as Chairman and Director on March 23, 2016.
(F)	Mr. Thiess passed away in April 2017.

(1)	These values represent the calculated Black-Scholes theoretical value of granted options. It is important to note that these granted options may or may not ever be exercised. Whether granted options are exercised or not will be based primarily, but not singularly, on the Company’s future stock price and whether the granted options become “in-the-money”. If these granted options are unexercised and expire, the cash value or benefit to the above noted individuals is $nil.

Option-Based Awards – Outstanding

As at June 30, 2018, a total of 15,000,000 options granted to directors who are not Named Executive Officers were outstanding pursuant to the current Stock Option Plan, as follows:

Name and Principal Position	Number of Securities Underlying Unexercised Options Exercisable (#)	Option Exercise Price (USD$)	Option Expiration Date	Value of unexercised in-the- money stock options (CDN$)(1)
John Sanderson,	25,000	0.11	July 9, 2018	0
Chairman	50,000	0.15	July 19, 2018	0
	400,000	0.18	January 10, 2019	0
	200,000	0.15	July 3, 2019	0
	350,000	0.20	February 26, 2020	0
	850,000	0.056	December 22, 2020	18,615
	2,400,000	0.066	June 9, 2022	28,800
Quentin Yarie,	100,000	0.11	July 9, 2018	0
Director	50,000	0.15	July 19, 2018	0
	425,000	0.18	January 10, 2019	0
	250,000	0.15	July 3, 2019	0
	350,000	0.20	February 26, 2020	0
	750,000	0.056	December 22, 2020	16,425
	2,200,000	0.066	June 9, 2022	26,400
Dean Comand, Director	400,000	0.20	February 26, 2020	0
	750,000	0.056	December 22, 2020	16,425
	2,200,000	0.066	June 9, 2022	26,400
Dalton Larson, Director	200,000	0.20	February 26, 2020	0
	750,000	0.056	December 22, 2020	16,425
	2,300,000	0.066	June 9, 2022	27,600
Total	15,000,000
(1)	Based on a TSX closing price of USD$0.078 (CAD$0.10) on June 30, 2018 and presuming all options are exercised.

Option and Share Based Awards – Value Vested or Earned During the Year

The value vested for option and share based awards and the value earned for non-equity incentive plans during the year ending June 30, 2018 are as follows:

Name and Principal Position	Option-based awards value vested during the year ($)	Share-based awards value vested during the year ($)	Non-equity incentive plan compensation value earned during the year ($)
John Sanderson	Nil	Nil	Nil
Quentin Yarie	Nil	Nil	Nil
Dean Comand	Nil	Nil	Nil
Dalton Larson	Nil	Nil	Nil

STATEMENT OF CORPORATE GOVERNANCE PRACTICES

National Policy 58-201 – Corporate Governance Guidelines (“NP 58-201”) and National Instrument 58-101 – Disclosure of Corporate Governance Practices (“NI 58-101”) set out a series of guidelines for effective corporate governance. The guidelines address matters such as the constitution and independence of corporate boards, the function to be performed by boards and their committees and the effectiveness and education of board members. NI 58-101 requires the disclosure by each reporting issuer of its approach to corporate governance with reference to the guidelines as it is recognized that the unique characteristics of individual corporations will result in varying degrees of conformity. The following disclosure is provided in accordance with the corporate governance disclosure prescribed by Form 58-101F2 of NI 58-101.

Corporate Governance

The Board and management consider good corporate governance to be central to the effective and efficient operation of the Company. The Board is committed to sound corporate governance practices, which are both in the interest of its Shareholders and contribute to effective and efficient decision making.

The role of the Board is to oversee the conduct of the Company's business, to set corporate policy and to supervise management, which is responsible to the Board for the day-to-day conduct of business. Material transactions are addressed at the Board level. The Board discharges five specific responsibilities as part of its stewardship responsibility. These are:

(1)	Strategic Planning Process: given the Company's size, the strategic plan is carried out directly by management, with input from and assistance of the Board;

(2)	Managing Risk: the Board directly oversees most aspects of the business of the Company and thus, does not require elaborate systems or numerous committees to effectively monitor and manage the principal risks of all aspects of the business of the Company;

(3)	Appointing, Training, and Monitoring Senior Management: no elaborate system of selection, training and assessment of Management has been established, given the operations and size of the Company; however, the Board closely monitors Management's performance, which is measured against the overall strategic plan, through reports by and regular meetings with management;

(4)	Communication Policy: the Company has a Disclosure Committee and formal disclosure policy allowing it to communicate effectively and accurately with its Shareholders, other stakeholders, and the public generally through statutory filings and news releases; the Shareholders are also given an opportunity to make comments or suggestions at Shareholder meetings; these comments and suggestions are then factored into the Board's decisions; and

(5)	Ensuring the integrity of the Company's Internal Control and Management Information System: given the involvement of the Board in operations, the reports from and the meetings with management, the Board can effectively track and monitor the implementation of approved strategies.

The President and Chief Executive Officer of the Company is a member of the Board, as is usual given the Company’s size. The Board feels that this is not an impediment to the proper discharge of its responsibilities. Interaction between members of management and the Board, inside and outside Board meetings, ensures that the Board is informed and the Board members' experience utilized by management. The Board remains cognizant to corporate governance issues and seeks to set up structures to ensure the effective discharge of its responsibilities without creating additional costs. The Board is committed to ensuring the Company’s long-term viability, and the well-being of its employees and of the communities in which it operates. The Board has also adopted a policy of permitting individual directors, under appropriate circumstances, to engage legal, financial or other advisors at the Company’s expense. The majority of the Board, when elected, was comprised of independent directors. See “Election of Directors”.

The Board is of the view that the Company’s approach to corporate governance is appropriate for its current size and resources, but will monitor its approach as it progresses in its business plans. The Company will periodically monitor and refine such practices as the size and scope of its operations increase. The Board regularly reviews, evaluates and modifies its governance program to ensure it is of the highest standard. The Board is satisfied that the Company’s governance plan is consistent with legal and stock exchange requirements.

The Company does not have a policy requiring members of the Board to attend annual meetings of Shareholders, although the Company typically encourages the Board to attend.

Board of Directors

At the last annual meeting of Shareholders, which was held on December 5, 2017, the following individuals were elected as the Company’s directors: John Sanderson, Craig Scherba, Quentin Yarie, Robin Borley, Jr., Dean Comand and Dalton Larson.

NI 58-101 defines an “independent director” as a director who has no direct or indirect material relationship with the Company. A “material relationship” is defined as a relationship, which could, in the view of the Board, be reasonably expected to interfere with such member’s independent judgment. John Sanderson, Quentin Yarie, Dean Comand and Dalton Larson are considered “independent directors”.

Independent directors do not hold regularly scheduled meetings at which non-independent directors and members of management are not in attendance. Independent directors are encouraged to hold unscheduled and informal meetings to discuss issues ahead of regularly scheduled meetings of the Board.

Since the last annual meeting of Shareholders, the Board has met ten times. Mr. Sanderson attended ten meetings, Mr. Scherba attended nine meetings, Mr. Borley attended seven meetings, Mr. Yarie attended seven meetings, Mr. Comand attended eight meetings, Mr. Larson attended ten meetings. No member of the Board attended fewer than 75% of the total number of board and committee meetings.

Attendance	Board Meetings	Audit Committee	Nomination Committee	Compensation Committee
John Sanderson	10 (Chairman)	5	3	5
Craig Scherba	9	N/A	N/A	N/A
Robin Borley	7	N/A	N/A	N/A
Quentin Yarie	7	N/A	4 (Committee Chair)	N/A
Dean Comand	8	4 (Committee Chair)	N/A	5
Dalton Larson	10	5	4	5 (Committee Chair)

Board Mandate

The Board of Directors has developed a written Board of Directors Mandate description. The full text of the Board Mandate is attached to this Circular as “Appendix A” and is also available on the Company’s website at www.nextsourcematerials.com under the “Corporate Policies & Governance” caption.

Position Descriptions

The Board of Directors has developed written position descriptions for the Chair of the Board, the Chair of Board committees. The Board of Directors has established that these Chairs are required to set the agenda for respective meetings, assigning meeting secretaries, calling the meetings to proper order and ensuring the meeting agendas are respected and that matters are duly discussed. The Board has developed a written position description for the Chief Executive Officer, which is reviewed annually. A copy of the Company’s position descriptions are available on the Company’s website at www.nextsourcematerials.com under the “Corporate Policies & Governance” caption.

Director Orientation and Continuing Education

The Company does not provide a formal orientation and education program for its directors. New directors are given an opportunity to familiarize themselves with the Company by visiting the Company's corporate offices, meeting with other directors, reviewing the rules and regulations of the stock exchanges where the Shares are listed, and reviewing the Company's by-laws and related documents. Directors are invited to speak with the Company's solicitors, auditors and other service providers to become familiar with their legal responsibilities.

Ethical Business Conduct

The Company has instituted certain policies and procedures, including a Code of Ethics (the “Code of Ethics”) that applies to its directors, officers, and employees, including its principal executive officers, principal financial officer, principal accounting officer, controller or persons performing similar functions. A copy of the Company’s Code of Ethics is available on the Company’s website at www.nextsourcematerials.com under the “Corporate Policies & Governance” caption. If the Company makes substantive amendments to the Code of Ethics, the Company will disclose the nature of such amendments or waiver on the Company’s website or in a report within four days of such amendment or waiver.

Board of Director Committees

The Company’s Board has three committees: Audit Committee, Nomination Committee, and Compensation Committee.

Audit Committee

The Audit Committee consists of Dean Comand (Chair), Dalton Larson and John Sanderson. All members are independent as per the standards of National Instrument 58-101. During fiscal 2018, the Audit Committee met five times in person or by telephone.

The Audit Committee has a charter, the full text of which is attached to this Circular as “Appendix B” and is also available on the Company’s website at www.nextsourcematerials.com under the “Corporate Policies & Governance” caption.

Nomination Committee

The Nomination Committee consists of Quentin Yarie (Chair), Dalton Larson and John Sanderson. All members are independent as per the standards of National Instrument 58-101. During fiscal 2018, the Nomination Committee met four times in person or by telephone.

The Company has established a Nomination Committee to appoint and assesses the performance of directors. The Nomination Committee has a charter, a copy of which is available on the Company’s website at www.nextsourcematerials.com under the “Corporate Policies & Governance” caption. The Nomination Committee seeks to attract and maintain directors with business expertise, and in particular, knowledge of mineral development, geology, investment banking, corporate law and finance. Further, the Company seeks to have the right mix of these disciplines. Nominations tend to be the result of recruitment efforts by management and directors, which are then presented to the Nomination Committee and then to the Board for consideration. The Nomination Committee has no specified policy regarding consideration of any director candidates recommended by securityholders, as it believes the most effective recruitment efforts are those led by management and directors.

Compensation Committee

The Compensation Committee consists of Dalton Larson (Chair), John Sanderson and Dean Comand. All members are independent as per the standards of National Instrument 58-101. During fiscal 2018, the Compensation Committee met five times in person or by telephone.

The Company has established a Compensation Committee to determine the appropriate compensation for the Company’s directors and officers. The Compensation Committee has a charter, a copy of which is available on the Company’s website at www. http://nextsourcematerials.com under the “Corporate Policies & Governance” caption. The Compensation Committee determines compensation based on industry standards, the employee or consultant’s level of experience, and the Company’s financial situation.

Directorships

The following directors of the Company are presently directors of the following other issuers that are reporting issuers, or the equivalent, in a Canadian or foreign jurisdiction:

Director	Name of Reporting Issuer	Exchange	Position
Craig Scherba	Honey Badger Exploration Inc.	TSX-V	Director
Quentin Yarie	MacDonald Mines Exploration Ltd Red Pine Exploration Inc.	TSX-V TSX-V	Director Director
Dalton Larson	Cloud Nine Education Group SmartCool Systems Inc.	CSE TSX-V	Director Director

Note: “TSX” – Toronto Stock Exchange, “TSX-V” = TSX Venture Exchange, and “CSE” = Canadian Securities Exchange

Director Assessments

The Board uses peer reviews to assess, on an annual basis, the effectiveness of the Board as a whole and of each of the individual Directors in order to determine whether the Board is functioning effectively.

Director Term Limits

The Company has not instituted director term limits. The Company believes that in taking into account the nature and size of the Board and the Company, it is more important to have relevant experience than to impose set time limits on a director’s tenure, which may create vacancies at a time when a suitable candidate cannot be identified and as such would not be in the best interests of the Company. In lieu of imposing term limits, the Company regularly monitors director performance through annual assessments and regularly encourages sharing and new perspectives through regularly scheduled Board meetings, meetings with only independent directors in attendance, as well as through continuing education initiatives. On a regular basis, the Company analyzes the skills and experience necessary for the Board and evaluates the need for director changes to ensure that the Company has highly knowledgeable and motivated Board members, while ensuring that new perspectives are available to the Board.

Name	Age	Director Since	Years of Tenure
John Sanderson	83	January 2009	9.8 years
Craig Scherba	45	January 2010	8.8 years
Robin Borley	50	December 2013	4.9 years
Quentin Yarie	53	December 2008	9.9 years
Dean Comand	52	October 2014	4.1 years
Dalton Larson	78	October 2014	4.1 years

Female Representation in Management and on the Board

The Company currently has six Board members and four executive officers, none of whom are female.

The Company has not implemented a diversity policy; however, the Company believes that it currently promotes the benefits of, and need for, extending opportunities to all candidates, without distinction as to gender, race, colour, religion, sexual orientation, family or marital status, political belief, age, national or ethnic origin, citizenship, disability, or any other basis and will strive for diversity of experience, perspective and education. The Company believes that it currently focuses on hiring the best quality individuals for the position and also encourages representation of women on the Board and in executive officer positions.

While the Nomination Committee does not have a formal diversity policy for Board membership, the Nomination Committee seeks directors who represent a mix of backgrounds and experiences that will enhance the quality of the Board’s deliberations and decisions. The Nomination Committee considers, among other factors, diversity with respect to viewpoint, skills, experience, character and behavior qualities in its evaluation of candidates for Board membership.

The Company has not adopted a written policy relating to the identification and nomination of women directors and executive officers. The Nomination Committee has been tasked with identifying and nominating a woman as an eventual seventh director. The Company has not considered the level of representation of women in its executive officer positions or on its Board in previous nominations or appointments (including a targeted number or percentage).

The Company’s focus has always been, and will continue to be, to attract the highest quality executive officers and Board candidates with special focus on the skills, experience, character and behavioral qualities of each candidate. The Company will continue to monitor developments in the area of diversity.

Board’s Relations with Management

The interaction between Management and Board members, both inside and outside of meetings of the Board, ensures that the Board is properly informed and that the Board members’ experience is brought to bear when needed by management.

The Board remains sensitive to corporate governance issues and seeks to set up the necessary structures to ensure the effective discharge of its responsibilities without creating additional overhead costs or reducing the return on shareholders’ equity. The Board is committed to ensuring the long-term viability of the Company, as well as the well-being of its consultants and of the communities in which it operates. The Board has also adopted a policy of permitting individual Directors under appropriate circumstances to engage legal, financial or other expert advisors at the Company’s expense.

AUDIT COMMITTEE INFORMATION AND OVERSIGHT

National Instrument 52-110 – Audit Committees (“NI 52-110”) requires that certain information regarding the Audit Committee be included in the management Circular sent to shareholders in connection with the issuer’s annual meeting.

The Audit Committee is responsible for the oversight and for recommending the appointment, compensation, retention, termination of an independent external auditor engaged for the purpose of preparing or issuing an audit report or performing other audit, review or attest services for the Company. The Company has not yet adopted any specific policies or procedures regarding the engagement of non-audit services, but does review such matters as they arise in light of factors such as the Company’s current needs and the availability of services.

The Audit Committee consists of Dean Comand (Chair), Dalton Larson and John Sanderson. All members are independent and “financially literate” as per the standards of National Instrument 52-110. During fiscal 2018, the Audit Committee met four times in person or by telephone. All Audit Committee members attended all four meetings.

The Audit Committee has a charter, the full text of which is attached to this Circular as “Appendix B” and is also available on the Company’s website at www.nextsourcematerials.com under the “Corporate Policies & Governance” caption.

Relevant Education and Experience

Dean Comand P. Eng, CET MMP CDir. (Ancaster, Canada)

Mr. Comand has served as a director of the Company since October 2014. He is a Mechanical Engineer and holds his P. Eng designation in the province of Ontario as well as designation as a Certified Engineering Technologist. Mr. Comand earned his Maintenance Manager Professional Designation (MMP) license in 2006 and his Charter Director designation (CDir) in 2012. Mr. Comand is currently the President of The Comand Group which provides strategic advice to numerous clients around the world in the mining and energy sectors. From 2009 – 2014, Mr. Comand worked for Sherritt International as Vice President of Operations of Ambatovy, a large scale nickel project in Madagascar. He successfully led the construction and commissioning of Ambatovy, and led the operations to commercial production. He has extensive business and financial acumen in large-scale energy, power, and mining industries. He has consistently held senior positions in operations, business, project development, environmental management, maintenance, and project construction. He has managed a variety of complex operations, including one of the world’s largest mining facilities, industrial facilities, numerous power plants, renewable energy facilities and privately held municipal water treatment facilities across Canada and the United States.

Dalton Larson (Surrey, Canada)

Mr. Larson has served as a director of our Company since October 2014. Mr. Larson is a Canadian attorney with more than 35 years as a member of the Law Society of British Columbia. He commenced practice as a member of the Faculty of Law, University of British Columbia, subsequently becoming a partner of a major Vancouver Law firm, now McMillan LLP. Currently, he maintains a private practice along with a vigorous investment business. He is a recognized expert in alternate dispute resolution and has extensive experience as a professional arbitrator and mediator. He has three degrees, including a Master’s degree in law from the University of London, England. His business activities include more than 25 years as a director of several investment funds managed by the CW Funds group of companies, affiliated with Ventures West Management Inc., which is one of the largest venture capital firms in Canada. The CW Funds raised and invested in a wide variety of businesses totaling more than $130 million, primarily from overseas investors. In that period, he served as Chairman of the Board of Directors of a Philippine ethanol company. He was the founding shareholder of the First Coal Corporation, which started operations in 2014. He served as the first Chairman of the Board of Directors for two years and then participated closely in its governance and management including serving as the Chair of the Compensation Committee. During his tenure, the Company raised in excess of $65 million in equity to finance its development activities, all by way of private placements. First Coal Corporation was sold to Xstrata in excess of $150 million. He currently serves as the Chairman of the Board of Directors of Cloud Nine Education Group (CSE:CNI) and on the Board of Directors of SmartCool Systems Inc. (TSX-V: SSC).

John Sanderson, Q.C. (Vancouver, Canada)

Mr. Sanderson has been the Company’s Vice Chairman of the Board since October 2009 and a director of our Company since January 2009. Mr. Sanderson was Chairman of the Board of the Company from January 2009 to September 2009. Mr. Sanderson is a chartered mediator, chartered arbitrator, consultant and lawyer called to the bar in the Canadian provinces of Ontario and British Columbia. Mr. Sanderson’s qualifications to serve as a director include his many years of legal and mediation experience in various industries. Mr. Sanderson is a Queen’s Counsel (Q.C.). He has acted as mediator, facilitator and arbitrator across Canada, and internationally, in numerous commercial transactions, including insurance claims, corporate contractual disputes, construction matters and disputes, environmental disputes, inter-governmental disputes, employment matters, and in relation to aboriginal claims. He has authored and co-authored books on the use and value of dispute resolution systems as an alternative to the courts in managing business and legal issues.

Audit Committee Oversight

Since the commencement of the most recently completed financial year, the Board adopted all the recommendations of the Audit Committee to nominate or compensate an external auditor.

Pre-Approval Policies and Procedures

The Audit Committee has not adopted any specific policies and procedures regarding the engagement of non-audit services, but does review such matters as they arise in light of factors such as the Company’s current needs, the availability of services from other sources and the other services provided by the Company’s auditor.

External Auditor Services Fees

The Board considers that the work done in the year ended June 30, 2018 by the Company’s external auditors, MNP LLP is compatible with maintaining MNP LLP. All of the work expended by MNP LLP on our June 30, 2018 audit was attributed to work performed by MNP LLP’s full-time, permanent employees. The Audit Committee reviews and must approve all engagement agreements with external auditors.

During the year ended June 30, 2018, the Audit Committee pre-approved all of the fees invoiced by MNP LLP.

Audit Fees:

The aggregate fees, including expenses, billed by the Company’s auditor in connection with the audit of our financial statements for the most recent fiscal year and for the review of our financial information included in our Annual Report and our quarterly reports during the fiscal year ending June 30, 2018 was CAD$32,100 (June 30, 2017: CAD$47,800).

Non-Audit Assurance Fees:

The aggregate fees, including expenses, billed by the Company’s auditor for assurance services unrelated to the audit for the year ended June 30, 2018 were CAD$23,647 (June 30, 2017: CAD$nil).

Non-Audit Taxation Fees:

The aggregate fees, including expenses, billed by the Company’s auditor for tax compliance services during the year ended June 30, 2018 were CAD$6,527 (June 30, 2017: CAD$23,647).

SECURITIES AUTHORIZED FOR ISSUANCE UNDER EQUITY COMPENSATION PLANS

Set forth below is a summary of securities issued and issuable under all equity compensation plans of the Company as at June 30, 2018. As at June 30, 2018, the current Stock Option Plan was the only equity compensation plan of the Company.

Name and Position	Number of securities to be issued upon exercise of outstanding options, warrants and rights (#)	Weighted-average exercise price of outstanding options, warrants and rights ($)	Number of securities remaining available for future issuance under equity compensation plans (excluding security reflected in column (a)) (#)
Equity Compensation Plans Approved by Shareholders (Stock Option Plan)(1)
	37,630,000(2)	$0.09	8,370,000(3)

Equity Compensation Plans Not Approved by Shareholders
	N/A	N/A	N/A

(1)	The Company has in place a “fixed” stock option plan whereby the maximum number of Shares that may be reserved for issuance pursuant to the current Stock Option Plan will not exceed 46,000,000 Shares.
(2)	Representing approximately 8.1% of the 469,933,611 Shares issued and outstanding as at June 30, 2018.
(3)	Representing approximately 1.9% of the 469,933,611 Shares issued and outstanding as at June 30, 2018.

Set forth below is a summary of securities issued and issuable under all equity compensation plans of the Company as at October 22, 2018.

Name and Position	Number of securities to be issued upon exercise of outstanding options, warrants and rights (#)	Weighted-average exercise price of outstanding options, warrants and rights ($)	Number of securities remaining available for future issuance under equity compensation plans (excluding security reflected in column (a)) (#)
Equity Compensation Plans Approved by Shareholders (Stock Option Plan)(1)
	36,550,000	$0.09	9,450,000

Equity Compensation Plans Not Approved by Shareholders
	N/A	N/A	N/A

(1)	The Company has in place a “fixed” stock option plan whereby the maximum number of Shares that may be reserved for issuance pursuant to the current Stock Option Plan will not exceed 46,000,000 Shares.

Stock Option Plan

The Company currently has a fixed stock option plan, the Stock Option Plan.

The purpose of the current Stock Option Plan is to advance the interests of the Company, by providing an additional incentive to attract, retain and motivate highly qualified and competent persons who are key to the Company and upon whose efforts and judgment the success of the Company and its subsidiaries is largely dependent. Eligibility of the Stock Option Plan includes Employees, Consultants, Officers and Directors of the Company or any subsidiary.

Subject to adjustment in certain circumstances, the Company can issue up to 46,000,000 options under the Stock Option Plan (which represents approximately 10% of the Company’s issued and outstanding shares, and, assuming Shareholder approval of the Share Consolidation Resolution, will remain at 10% of the issued and outstanding shares due to the proportional consolidation of the authorized options under the Stock Option Plan).

The following table provides details of the burn rate under the current Stock Option Plan for the year ended June 30, 2018, the year ended June 30, 2017, and the year ended June 30, 2016.

Fiscal Year Ended	Burn Rate(1)	Number of Options Granted	Weighted Average Number of Shares Outstanding
Year Ended June 30, 2018	0%	Nil	468,252,639
Year Ended June 30, 2017	4.7%	21,140,000	448,187,140
Year Ended June 30, 2016	2.4%	8,500,000	343,243,652

(1) Calculated by dividing the number of Options granted under the current Stock Option Plan during the applicable period by the weighted average number of Shares outstanding for the applicable period.

As at October 22, 2018, there are 36,550,000 options issued under the current Stock Option Plan, representing approximately 7.4% of the 491,330,595 Shares issued and outstanding. Of such options, 30,095,000 options are issued to existing insiders (which represents approximately 6.1% of the currently issued and outstanding Shares of the Company) and 5,080,000 options are issued to former insiders (which represents approximately 1% of the currently issued and outstanding Shares of the Company). The number of options remaining for further issuance under the current Stock Option Plan is 9,450,000, representing approximately 1.9% of the 491,330,595 Shares issued and outstanding.

The Board (or a committee appointed by the Board) administers the Stock Option Plan. The Board, may designate an exercise price for options as the prior day closing price on a stock exchange to which the Shares trade. To date, the Company has used the prior day U.S. dollar closing price as quoted on the OTCQB. The exercise price of options in no event shall be less than the market price of the Shares underlying such option, on the date such option is granted (110% of market price in the case of a 10% holder). Subject to the policies of the TSX, the Board may determine the granting of the options, the exercise price of the options, and vesting schedule and any terms and conditions attaching to such options. Options may be issued for a period of up to 10 years and are non-transferrable in the ordinary course. If and for so long as the Shares are listed on the TSX:

(i)	the aggregate number of Shares issued to insiders of the Company within any 12-month period, or issuable to insiders of the Company at any time, under the Stock Option Plan and any other security-based compensation arrangement of the Company, may not exceed 10% of the total number of issued and outstanding Shares of the Company at such time;

(ii)	the maximum aggregate number of Shares that may be reserved under the Stock Option Plan for issuance to any one individual in any 12-month period shall not exceed 5% of the issued and outstanding Shares at the time of grant, unless the Company has obtained disinterested shareholder approval for such an issuance;

(iii)	the maximum aggregate number of Shares that may be reserved under the Stock Option Plan or other share compensation arrangements of the Company for issuance to any one consultant during any 12-month period shall not exceed 2% of the issued and outstanding Shares at the time of grant;

(iv)	the maximum aggregate number of Shares that may be reserved under the Stock Option Plan or other share compensation arrangement of the Company for issuance to persons who are employed in investor relations activities during any 12-month period shall not exceed 2% of the issued and outstanding Shares at the time of grant; and

(v)	the Board shall, through the establishment of the appropriate procedures, monitor the trading in the securities of the Company by all optionees performing investor relations activities.

Unless otherwise expressly provided in any option agreement, and subject to any applicable limitations contained in the Stock Option Plan, the unexercised portion of any Option shall automatically and without notice immediately terminate and become forfeited, null and void at the time of the earliest to occur of the following:

(i)	the expiration of a period not to exceed one year (such period to be determined by the Board in its sole discretion) after the date on which the optionee’s employment is terminated for any reason other than by reason of (a) cause, (b) the termination of the optionee’s employment with the Company by such optionee following less than 60 days’ prior written notice to the Company of such termination, (c) a mental or physical disability, or (d) death;

(ii)	immediately upon (a) the termination by the Company of the optionee’s employment for cause, or (b) an improper termination;

(iii)	the later of (a) the expiration of a period not to exceed one year (such period to be determined by the Board in its sole discretion) after the date on which the optionee’s employment is terminated by reason of a mental or physical disability, or (b) one year after the date on which the optionee shall die if such death shall occur during such period;

(iv)	one year after the date of termination of the optionee’s employment by reason of death of the employee; or

(v)	the expiration date of the Option established on the date of grant and set forth in the option agreement. Upon termination of optionee’s employment any Option (or portion thereof) not previously vested or not yet exercisable pursuant to the terms of the Stock Option Plan shall be immediately cancelled.

Under the terms of the Stock Option Plan, the Board is permitted to make certain adjustments or modifications to the Stock Option Plan and any Option that may have been issued under the Stock Option Plan. Notwithstanding the amendment provisions included in the Stock Option Plan, the following may not be amended without approval of security holders:

(i)	reduction in the exercise price or purchase price benefiting an insider of the Company;

(ii)	any amendment to remove or to exceed the insider participation limit;

(iii)	an increase to the maximum number of securities issuable, either as a fixed number or a fixed percentage of the listed issuer's outstanding capital represented by such securities; and

(iv)	amendments to an amending provision within a security based compensation arrangement.

The Board may grant stock appreciation rights in tandem with options that have been or are granted under the Stock Option Plan. A stock appreciation right shall entitle the holder to receive in cash, with respect to each Share as to which the right is exercised, payment in an amount equal to the excess of the share’s fair market value on the date the right is exercised over its fair market value on the date the right was granted. To date no stock appreciation rights have been granted.

The Stock Option Plan shall terminate in November 2026. In the event that Shareholders approve the New Stock Option Plan Resolution: (i) all options issued under the current Stock Option Plan shall remain outstanding and continue to be governed by the terms and conditions of the Stock Option Plan; (ii) no further awards shall be granted under the current Stock Option Plan; and (iii) the New Stock Option Plan will replace the current Stock Option Plan as the Company’s primary incentive plan.

INDEBTEDNESS OF DIRECTORS AND OFFICERS

No person who is now, or was at any time since the beginning of the most recently completed financial year of the Company has been, a director, executive officer or senior officer of the Company, or associate thereof, been indebted to the Company, or had indebtedness during that period which was the subject of a guarantee, support agreement, letter of credit or other similar arrangement or understanding provided by the Company.

INTEREST OF INFORMED PERSONS IN MATERIAL TRANSACTIONS

None of the directors or senior officers of the Company, nor any proposed director of the Company, nor any person who beneficially owns, directly or indirectly, shares carrying more than 10% of the voting rights attached to all outstanding shares of the Company, nor any associate or affiliate of the foregoing persons has any material interest, direct or indirect, in any transaction since the commencement of the Company’s last completed fiscal year or in any proposed transaction which, in either case, has or will materially affect the Company.

ADDITIONAL INFORMATION

Additional information related to the Company, including the Annual Information Form, financial statements and management discussion and analysis (MD&A) for the most recently completed financial year, is available on SEDAR at www.sedar.com or on the Company website at www.nextsourcematerials.com.

Shareholders may request copies of such financial statements and MD&A by mailing a request to: NextSource Materials Inc., 1001-145 Wellington Street West, Toronto, Ontario, M5J 1H8.

APPENDIX “A”

BOARD MANDATE

BOARD OF DIRECTORS MANDATE

The Board of Directors (the "Board") of NextSource Materials Inc. (the "Corporation") has the responsibilities and duties as outlined below:

1.	Responsible for the stewardship of the Corporation.

2.	To oversee the management of the business and affairs of the Corporation.

3.	To perform such duties and approve certain matters as may be required by applicable legislation and regulations, including those of the Ontario Securities Commission, the United States Securities and Exchange Commission, the Toronto Stock Exchange and the New York Stock Exchange.

4.	To oversee the Corporation’s strategic direction, organizational structure and succession planning of the Chief Executive Officer.

5.	To adopt a strategic planning process and review, on an annual basis, a strategic plan for the Corporation, which takes into account, among other things, the opportunities and risks of the business.

6.	To identify the principal business risks and review and approve key policies and practices, particularly in the areas of mine development and safety, property acquisitions, mineral reserve and mineral resource calculations, internal control, corporate governance and risk management and ensure the implementation of appropriate systems to manage those risks.

7.	To ensure that the Board receives from senior management the information and input required to enable the Board to effectively perform its duties.

8.	To ensure the integrity of the Corporation’s internal controls and management information systems.

9.	To review and approve all material transactions.

10.	To review the performance of the Corporation on a consolidated basis and approve all annual and quarterly financial statements and the declaration of dividends.

11.	To the extent feasible, satisfy itself as to the integrity of the Chief Executive Officer and other executive officers and that the Chief Executive Officer and other executive officers create a culture of integrity throughout the organization.

12.	To approve the appointment and compensation of executive management and training and monitoring of executive management.

13.	To develop the Corporation’s approach to corporate governance and its corporate governance principles and guidelines.

14.	To provide advice and counsel the Chief Executive Officer.

15.	To establish committees of the Board, delegate the appropriate responsibilities to those said committees, and appoint the Chairs for committees of the Board.

16.	On the recommendation of the Corporate Governance Committee, to appoint directors or recommend nominees for election to the Board at the Annual Meeting of shareholders.

17.	From its membership, to appoint a non-executive Chairman of the Board or Lead Director.

18.	To conduct and act upon annual assessments and evaluations of the Board, committees of the Board and individual directors.

19.	To oversee the establishment of processes for accurate, timely and full public disclosure, including the Corporation’s disclosure policy.

20.	To ensure that there is an ongoing, appropriate and effective process in place for ensuring adherence to the Corporation’s Code of Ethics.

APPENDIX “B”

AUDIT COMMITTEE CHARTER

GENERAL AND AUTHORITY

The Board of Directors of NextSource Materials Inc. (the “Company) appoints the Audit Committee (the “Committee). The Committee is a key component of the Company’s commitment to maintaining a higher standard of corporate responsibility. The Committee shall review the Company’s financial reports, internal control systems, the management of financial risks and the external audit process. It has the authority to conduct any investigation appropriate to its responsibilities. The Committee has the authority to: engage independent counsel and other advisors as it necessary to carry out its duties; set and pay the compensation for advisors employed by the Committee; and communicate directly with the internal and external auditors.

RESPONSIBILITIES

Overseeing the External Audit Process - The Committee shall recommend to the Board the external auditor to be nominated, shall set the compensation for the external auditor and shall ensure that the external auditor reports directly to the Committee. (b) The Committee shall be directly responsible for overseeing the work of the external auditor, including the resolution of disagreements between management and the external auditor regarding financial reporting. (c) The Committee shall review the external auditor’s audit plan, including scope, procedures and timing of the audit. (d) The Committee shall pre-approve all non-audit services to be provided by the external auditor. (e) The Committee shall review and approve the Company’s hiring policies regarding partners, employees and former partners and employers of the present and former external auditor. (f) The Committee shall review fees paid by the Company to the external auditor and other professionals in respect of audit and non-audit services on an annual basis.

Financial Reporting and Internal Controls - (a) The Committee shall review the annual audited financial statements to satisfy itself that they are presented in accordance with generally accepted accounting principles, that the information contained therein is not erroneous, misleading or incomplete and that the audit function has been effectively carried out. (b) The Committee shall report to the Board with respect to its review of the annual audited financial statements and recommend to the Board whether or not same should be approved prior to their being publicly disclosed. (c) The Committee shall review the Company’s annual and interim financial statements, management’s discussion and analysis relating to annual and interim financial statements, and earnings press releases prior to any of the foregoing being publicly disclosed by the Company. (d) The Committee shall satisfy itself that adequate procedures are in place for the review of the Company’s public disclosure of financial information extracted or derived from the Company’s financial statements other than the disclosure referred to in Section 3.2(c) of this Charter, and periodically assess the adequacy of these procedures. (e) The Committee shall oversee any investigations of alleged fraud and illegality relating to the Company’s finances. (f) The Committee shall establish procedures for: (1) the receipt, retention and treatment of complaints received by the Company regarding accounting, internal accounting controls or auditing matters; and (2) the confidential, anonymous submission by employees of the Company or concerns regarding questionable accounting or auditing matters. (g) The Committee shall meet no less frequently than annually with the external auditor and the Chief Financial Officer or, in the absence of a Chief Financial Officer, with the officer of the Company in charge of financial matters, to review accounting practices, internal controls, auditing matters and such other matters as the Committee deems appropriate.

Risk Management - The Committee shall inquire of management and the external auditor regarding significant risks or exposures to which the Company may be subject, and shall assess the adequacy of the steps management has taken to minimize such risks.

Other Responsibilities - The Committee shall perform any other responsibilities consistent with this Charter and any applicable laws as the Committee or Board deems appropriate.

COMPOSITION AND MEETINGS

Composition - (a) The Committee shall be composed of three or more directors, all of whom are independent as per the independence standards of the NYSE MKT in the United States of America and as per the standards of NI 58-101 in Canada (each are independent directors as they do not have involvement in the day-to-day operations of the Company). (b) If at any time, the Company ceases to be exempt from Part 3 of National Instrument 52-110 - Audit Committees, every audit committee member shall be Independent, as such term is defined in said Instrument. (c) Notwithstanding Sections 4.1(a) and 4.1(b) of this Charter, the Committee and its membership shall at all times be so constituted as to meet all current, applicable legal, regulatory and listing requirements, including, without limitation, securities laws and the requirements of the TSX and of all applicable securities regulatory authorities. (d) Committee members will be appointed by the Board. One member shall be designated by the Board to serve as Chair.

Meetings - (a) The Committee shall meet at least quarterly, at the discretion of the Chair or a majority of its members, as circumstances dictate or are required. A minimum of two and at least 50% of the members present in person or by telephone shall constitute a quorum. For quorum to exist, the majority of members’ present must not be Company’ employees, Control Persons or officers or any of its Associates or Affiliates, (capitalized terms as defined by the TSX). (b) If a vacancy in the Committee exists, the remaining members may exercise all of its powers and responsibilities provided that a quorum (as herein defined) remains in office. (c) The time and place at which meetings of the Committee shall be held, and the procedures at such meetings, shall be determined by the Committee. A meeting of the Committee may be called by letter, telephone, facsimile or electronic means, by giving 48 hours’ notice, or such greater notice as may be required under the Company’s By-Laws, provided that no notice shall be necessary if all the members are present either in person or by telephone or if those absent have waived notice. (d) The Committee shall keep minutes of its meetings which shall be submitted to the Board. The Committee may, from time to time, appoint any person, who need not be a member, to act as a secretary at any meeting. (e) The Committee may invite such officers, directors and employees of the Company as it deems appropriate, from time to time, to attend meetings of the Committee. Any matters to be determined by the Committee shall be decided by a majority of the votes cast at a meeting of the Committee called for such purpose. Actions of the Committee may be taken by an instrument or instruments in writing signed by all members of the Committee, and such actions shall be effective as though they had been decided by a majority of the votes cast at a meeting of the Committee called for such purpose.

REPORTING TO THE BOARD

The Committee shall report regularly to the Board on Committee activities, findings and recommendations. The Committee is responsible for ensuring that the Board is aware of any matter that may have a significant impact on the financial condition or affairs of the Company.

CONTINUED REVIEW OF CHARTER

The Committee shall review and assess the continued adequacy of this Charter annually and submit such proposed amendments as the Committee sees fit to the Board for its consideration.

APPENDIX “C”

NEXTSOURCE MATERIALS INC.

STOCK OPTION PLAN

Article I
INTRODUCTION

1.1	Purpose of Plan

The principal purposes of this Plan is to secure for the Company and its shareholders the benefits of incentive inherent in the share ownership by the Directors and Officers, as well as Employees, Management Company Employees, Consultants, and Service Providers of the Company and its Subsidiaries who, in the judgment of the Board, will be largely responsible for its future growth and success. It is generally recognized that a stock option plan of the nature provided for herein aids in retaining and encouraging persons of exceptional ability because of the opportunity offered them to acquire a proprietary interest in the Company.

1.2	Definitions

(a)	“Affiliate” means any corporation that is an affiliate of the Company as defined in National Instrument 45-106 – Prospectus and Registration Exemptions, as may be amended from time to time.

(b)	“Associate” of any person or company, is as defined in the Securities Act, as may be amended from time to time.

(c)	“Award Agreement” means the commitment or grant of an Option delivered by the Company hereunder to an Optionee and substantially in the form of Exhibit A hereto.

(d)	“Board” means the board of directors of the Company, or any Committee of the board of directors to which the duties of the board of directors hereunder are delegated.

(e)	“Cause” means:

(i)	with respect to any Optionee, unless the applicable Award Agreement states otherwise:

(A)                if the Optionee is a party to an employment or service agreement with the Company or its Affiliates and such agreement provides for a definition of Cause, the definition contained therein; or

(B)                if no such agreement exists, or if such agreement does not define Cause, any act or omission that would entitle the Company to terminate the Optionee’s employment without notice or compensation under the common law for just cause, including, without in any way limiting its meaning under the common law: (i) the indictment for or conviction of an indictable offence or any summary offence involving material dishonesty or moral turpitude; (ii) material fiduciary breach with respect to the Company or an Affiliate; (ii) fraud, embezzlement or similar conduct that results in or is reasonably likely to result in harm to the reputation or business of the Company or any of its Affiliates; (iii) gross negligence or willful misconduct with respect to the Company or an Affiliate; (iv) material violation of applicable laws; or (v) the willful failure of the Optionee to properly carry out his or her duties on behalf of the Company or to act in accordance with the reasonable direction of the Company; and

(ii)	the Board, in its absolute discretion, shall determine the effect of all matters and questions relating to whether an Optionee has been discharged for Cause;

(f)	“Change of Control” means the occurrence of any one or more of the following events:

(i)	a consolidation, merger, amalgamation, arrangement or other reorganization or acquisition involving the Company or any of its Affiliates and another corporation or other entity, as a result of which the holders of Shares immediately prior to the completion of the transaction hold less than 50% of the outstanding shares of the successor corporation immediately after completion of the transaction;

(ii)	the sale, lease, exchange or other disposition, in a single transaction or a series of related transactions, of all or substantially all of the assets, rights or properties of the Company and its Subsidiaries on a consolidated basis to any other person or entity, other than transactions among the Company and its Subsidiaries;

(iii)	a resolution is adopted to wind-up, dissolve or liquidate the Company;

(iv)	any person, entity or group of persons or entities acting jointly or in concert (the “Acquiror”) acquires, or acquires control (including, without limitation, the power to vote or direct the voting) of, voting securities of the Company which, when added to the voting securities owned of record or beneficially by the Acquiror or which the Acquiror has the right to vote or in respect of which the Acquiror has the right to direct the voting, would entitle the Acquiror and/or Associates and/or Affiliates of the Acquiror to cast or direct the casting of 50% or more of the votes attached to all of the Company’s outstanding voting securities which may be cast to elect directors of the Company or the successor corporation (regardless of whether a meeting has been called to elect directors);

(v)	as a result of or in connection with: (A) a contested election of directors of the Company; or (B) a consolidation, merger, amalgamation, arrangement or other reorganization or acquisition involving the Company or any of its Affiliates and another corporation or other entity (a “Transaction”), fewer than 50% of the Directors are persons who were directors of the Company immediately prior to such Transaction; or

(vi)	the Board adopts a resolution to the effect that a Change of Control as defined herein has occurred or is imminent.

For the purposes of the foregoing definition of Change of Control, “voting securities” means Shares and any other shares entitled to vote for the election of directors of the Company and shall include any security, whether or not issued by the Company, which are not shares entitled to vote for the election of directors but are convertible into or exchangeable for shares which are entitled to vote for the election of directors, including any options or rights to purchase such shares or securities.

(g)	“Company” means NextSource Materials Inc. and includes any successor corporation thereof.

(h)	“Committee” means any committee of the board of directors to which the duties of the board of directors hereunder are delegated.

(i)	“Consultant” means, in relation to the Company, an individual or a consultant company, other than an Employee, Director or Officer of the Company, that:

(i)	is engaged to provide on a continuous bona fide basis, consulting, technical, management or other services to the Company or to an Affiliate of the Company, other than services provided in relation to a distribution;

(ii)	provides the services under a written contract between the Company or the Affiliate and the individual or the consultant company;

(iii)	in the reasonable opinion of the Company, spends or will spend a significant amount of time and attention on the affairs and business of the Company or an Affiliate of the Company; and

(iv)	has a relationship with the Company or an Affiliate of the Company that enables the individual to be knowledgeable about the business and affairs of the Company.

(j)	“Director” means a director of the Company or any of its Subsidiaries.

(k)	“Disability” means where the Optionee: (i) is to a substantial degree unable, due to illness, disease, affliction, mental or physical disability or similar cause, to fulfill his or her obligations as an officer or employee of the Company either for any consecutive 12 month period or for any period of 18 months (whether or not consecutive) in any consecutive 24 month period; or (ii) is declared by a court of competent jurisdiction to be mentally incompetent or incapable of managing his affairs.

(l)	“Eligible Person” means an Employee, Director or Officer of the Company or any of its Subsidiaries or Affiliates, Management Company Employees, Consultants, and Service Providers, and includes a company that is wholly-owned by such persons;

(m)	“Employee” means an individual who is a bona fide employee of the Company or of any Subsidiary of the Company and includes a bona fide permanent part-time employee of the Company or any Subsidiary of the Company.

(n)	“Exchange” means, as the context requires, the TSX, or any other stock exchange on which the Shares are listed for trading at the relevant time.

(o)	“Exchanged Share” means a security that is exchanged for a Share in a Change of Control.

(p)	“Exchanged Share Price” means the product of the Share to Exchanged Share ratio multiplied by the five day volume weighted average price of the Exchanged Shares on an exchange for the period ending one day prior to the effective time of the Change of Control, or, in the case of Exchanged Shares that are not listed or quoted for trading, the fair value of those Exchanged Shares, as determined by the Board as of the day immediately preceding the effective time of the Change of Control.

(q)	“In the Money Amount” means: (a) in the case of a Change of Control in which the holders of Shares will receive only cash consideration, the difference between the exercise price of an Option and the cash consideration paid per Share pursuant to that Change of Control; (b) in the case of a Change of Control in which the holders of Shares will receive Exchanged Shares, the difference between the exercise price of an Option and the Exchanged Share Price; or (c) in the case of a Change of Control in which the holders of Shares will receive cash consideration and Exchanged Shares per Share, the difference between the exercise price of an Option and the sum of the cash consideration paid per Share plus the Exchanged Share Price.

(r)	“Insider” has the meaning ascribed to such term as applicable to Section 613 of the TSX Company Manual, being only those insiders that are considered “reporting insiders” as defined in National Instrument 55-104 – Insider Reporting Requirements and Exemptions.

(s)	“Market Price” as at any date in respect of the Shares shall be the closing price of the Shares on the TSX (or if the Shares are not then listed on the TSX, on the principal stock exchange on which such Shares are traded, on the trading day of the Option grant). In the event that the Shares are not then listed and posted for trading on a stock exchange, the Market Price shall be the fair market value of such Shares as determined by the Board in its sole discretion.

(t)	“Management Company Employee” means an individual who is a bona fide employee of a company providing management services to the Company, which are required for the ongoing successful operation of the business enterprise of the Company.

(u)	“non-employee director” means a Director who is not also an officer of the Company.

(v)	“Officer” means a senior officer of the Company or any of its Subsidiaries.

(w)	“Option” shall mean an option granted under the terms of the Plan.

(x)	“Optionee” shall mean a Eligible Person to whom an Option has been granted under the terms of the Plan.

(y)	“Plan” means the Stock Option Plan, as may be amended from time to time.

(z)	“Resignation” means the cessation of employment (as an Officer or Employee) of the Optionee with the Company or an Affiliate as a result of resignation, other than as a result of Retirement.

(aa)	“Retirement” means the Optionee ceasing to be an Employee or Officer of the Company or an Affiliate in accordance with the retirement policies of the Company or any Subsidiary, if any, or such other time as the Company may agree with the Optionee.

(bb)	“Securities Act” means the Securities Act, R.S.O. 1990, Chapter S.5, as amended from time to time.

(cc)	“Service Provider” has the meaning ascribed to such term in Section 613 of the TSX Company Manual, being a person or company engaged by the Company to provide services for an initial, renewable or extended period of twelve months or more

(dd)	“Shares” mean the common shares in the capital of the Company.

(ee)	“Subsidiary” means a corporation which is a subsidiary of the Company defined under the Securities Act.

(ff)	“Termination With Cause” means the termination of employment (as an Officer or Employee) of the Optionee with Cause by the Company or an Affiliate (and does not include Resignation or Retirement).

(gg)	“Termination Without Cause” means the termination of employment (as an Officer or Employee) of the Optionee without Cause by the Company or an Affiliate (and does not include Resignation or Retirement) and, in the case of an Officer, includes the removal of or failure to reappoint the Optionee as an Officer of the Company or an Affiliate.

(hh)	“TSX” means the Toronto Stock Exchange.

Article II
STOCK OPTION PLAN

2.1	Participation

Options to purchase Shares may be granted hereunder to Eligible Persons.

2.2	Determination of Option Recipients

The Board shall make all necessary or desirable determinations regarding the granting of Options to Eligible Persons and may take into consideration the present and potential contributions of a particular Eligible Person to the success of the Company and any other factors which it may deem proper and relevant.

2.3	Exercise Price

The exercise price per Share under an Option shall be determined by the Board but, in any event, shall not be lower than the Market Price of the Shares of the Company on the date of grant of the Options.

2.4	Grant of Options

The Board may at any time authorize the granting of Options to such Eligible Persons as it may select for the number of Shares that it shall designate, subject to the provisions of the Plan. The date of each grant of Options shall be determined by the Board when the grant is authorized.

2.5	Award Agreement

Each Option granted to an Optionee shall be evidenced by an Award Agreement detailing the terms of the Option and upon delivery of the Award Agreement to the Optionee by the Company, the Optionee shall have the right to purchase the Shares underlying the Options at the exercise price set out therein, subject to any provisions as to the vesting of the Option.

2.6	Term of Options

The period within which Options may be exercised and the number of Options which may be exercised in any such period shall be determined by the Board at the time of granting the Options provided, however, that all Options must be exercisable during a period not extending beyond ten (10) years from the date of the Option grant. Notwithstanding the foregoing, in the event that the expiry of an Option period falls within, or within two (2) days of, a trading blackout period imposed by the Company (the “Blackout Period”), the expiry date of such Option shall be automatically extended to the 10th business day following the end of the Blackout Period.

2.7	Exercise of Options

Subject to the provisions of the Plan, an Option may be exercised from time to time by delivery to the Company of a written notice of exercise specifying the number of Shares with respect to which the Option is being exercised and accompanied by payment in full of the exercise price of the Shares to be purchased. Shares issued to Optionees shall be issued in registered form and deposited to CDS Clearing and Depository Services Inc. or certificates for such Shares shall be issued and delivered to the Optionee, as applicable, within a reasonable time following the receipt of such notice and payment.

2.8	Vesting

Options granted pursuant to the Plan shall vest and become exercisable by an Optionee at such time or times as may be determined by the Board at the date of the Option grant and as indicated in the Award Agreement related thereto.

The Board shall have the power to accelerate the time at which an Option may be first exercised or the time during which an Option or any part thereof will vest in accordance with the Plan, notwithstanding the provisions in the Award Agreement stating the time at which it may first be exercised.

2.9	Lapsed Options

If Options are surrendered, terminated or expire without being exercised, in whole or in part, new Options may be granted covering the Shares not purchased under such lapsed Options.

2.10	Change of Control

In the event of a Change of Control, the vesting of all Options and the time for the fulfilment of any conditions or restrictions on such vesting shall be accelerated to a date or time immediately prior to the effective time of the Change of Control and the Board, in its sole discretion, may authorize and implement any one or more of the following additional courses of action:

(a)	terminating without any payment or other consideration, any Options not exercised or surrendered by the effective time of the Change of Control;

(b)	causing the Company to offer to acquire from each Optionee his or her Options for a cash payment equal to the In the Money Amount, and any Options not so surrendered or exercised by the effective time of the Change of Control will be deemed to have expired; and

(c)	an Option granted under this Plan be exchanged for an option to acquire, for the same exercise price, that number and type of securities as would be distributed to the Optionee in respect of the Shares issued to the Optionee had he or she exercised the Option prior to the effective time of the Change of Control, provided that any such replacement option must provide that it survives for a period of not less than one year from the effective time of the Change of Control, regardless of the continuing directorship, officership or employment of the Optionee.

For greater certainty, and notwithstanding anything else to the contrary contained in this Plan, the Board shall have the power, in its sole discretion, in any Change of Control which may or has occurred, to make such arrangements as it shall deem appropriate for the exercise of outstanding Options including, without limitation, to modify the terms of this Plan and/or the Options as contemplated above. If the Board exercises such power, the Options shall be deemed to have been amended to permit the exercise thereof in whole or in part by the Optionee at any time or from time to time as determined by the Board prior to or in conjunction with completion of the Change of Control.

2.11	Death or Disability of Optionee

Subject to the Board determining otherwise, in the event of:

(a)	the death of an Optionee, any unvested Options held by such Optionee will automatically vest and become exercisable on the date of death of such Optionee and all Options shall be exercisable for a period of 12 months after the date of death, subject to the expiration of such Options occurring prior to the end of such 12-month period; or

(b)	the Disability of an Optionee, any unvested Options held by such Optionee will automatically vest and become exercisable on the date on which the Optionee is determined to be totally disabled and all Options shall be exercisable for a period of 12 months after the date the Optionee is determined to be totally disabled, subject to the expiration of such Options occurring prior to the end of such 12-month period.

2.12	Retirement or Resignation

Subject to the Board determining otherwise, in the event of Retirement or Resignation of an Optionee, any unvested Options held by such Optionee will automatically vest and become exercisable on the date of Retirement or Resignation, as applicable, and all Options shall be exercisable for a period of 12 months after the date of Retirement or Resignation, subject to the expiration of such Options occurring prior to the end of such 12 month period.

2.13	Termination Without Cause

Subject to the Board determining otherwise, in the event of Termination Without Cause of an Optionee, any vested Options held by such Optionee shall be exercisable for a period of 12 months after the date of Termination Without Cause, subject to the expiration of such Options occurring prior to the end of such 12 month period, and any unvested Options held by such Optionee shall become void and the Optionee shall have no entitlement and will forfeit any rights to any issuance of Shares under this Plan in connection with such unvested Options.

For greater certainty, the date of Termination Without Cause shall mean the date the Optionee ceases providing services to the Company or an Affiliate regardless of the reasons therefore and, for greater clarity, such date shall be as specified in the notice of termination from the Company or an Affiliate and shall not include or be deemed to include any period of notice of termination to which the Optionee may be entitled under contract, statute, common law or otherwise.

2.14	Termination With Cause

In the event of Termination With Cause of an Optionee, all of the Optionee’s Options shall become void and the Optionee shall have no entitlement and will forfeit any rights to any issuance of Shares under Options awarded under this Plan, except as may otherwise be stipulated in the Optionee’s Award Agreement, employment agreement or as may otherwise be determined by the Board in its sole and absolute discretion.

2.15	Effect of Take-Over Bid

If a bona fide offer (the “Offer”) for Shares is made to shareholders generally (or to a class of shareholders that would include the Optionee), which Offer, if accepted in whole or in part, would result in the offeror (the “Offeror”) exercising control over the Company within the meaning of the Securities Act, then the Company shall, as soon as practicable following receipt of the Offer, notify each Optionee of the full particulars of the Offer. The Board will have the sole discretion to amend, abridge or otherwise eliminate any vesting schedule related to each Optionee’s Options so that notwithstanding the other terms of this Plan, such Option may be conditionally exercised in whole or in part by the Optionee and the underlying Shares may be conditionally issued to each such Optionee so (and only so) as to permit the Optionee to tender the Shares received in connection with the exercise of the Options pursuant to the Offer. If:

(a)	the Offer is not complied with in the time specified therein;

(b)	the Optionee does not tender the Shares underlying the Options pursuant to the Offer; or

(c)	all of the Shares tendered by the Optionee pursuant to the Offer are not taken up and paid for by the Offeror,

then at the discretion of the Board, the Options shall be deemed not to have been exercised and the Shares or, in the case of clause (c) above, the Shares that are not taken up and paid for, shall be deemed not to have been issued and will be reinstated as authorized but unissued Shares and the Options shall be reinstated and the terms of the Options as set forth in this Plan and the applicable Award Agreement shall again apply to the Options. If any Shares are returned to the Company under this Section, the Company shall refund the exercise price to the Optionee for such Shares without interest or deduction.

2.16	Adjustment in Shares Subject to the Plan

In the event there is any change in the Shares, whether by reason of a stock dividend, consolidation, subdivision, reclassification or otherwise, an appropriate adjustment shall be made by the Board, if any, in its sole discretion, to the exercise price of any outstanding Options as well as the number of Shares which may be issued upon exercise of the Options to reflect such changes. If the foregoing adjustment shall result in a fractional Share, the fraction shall be disregarded. The Company shall give each Optionee notice of an adjustment hereunder and, upon notice, all such adjustments shall be conclusive, final and binding for all purposes of this Plan.

For greater certainty, notwithstanding the foregoing, the Board shall have no obligation to make an appropriate adjustment to the terms of any Options in the event of the issuance of securities by the Company, either in connection with a direct or underwritten sale of securities of the Company, or upon exercise of rights or warrants to subscribe therefor or purchase such securities of the Company.

Article III
GENERAL

3.1	Maximum Number of Shares

(a)	The maximum number of Shares made available for issuance from treasury under this Plan or any other security based compensation arrangement (pre-existing or otherwise), subject to adjustments pursuant to Section 2.16, shall not exceed 10% of the issued and outstanding Shares at the time of grant. Any increase in the issued and outstanding Shares will result in an increase in the number of Shares issuable under the Plan. The Plan is an “evergreen plan” and accordingly, any issuance of Shares from treasury, including issuances of Shares in respect of which Options are exercised, and any expired or cancelled Options, shall automatically replenish the number of Shares issuable under this Plan.

(b)	The grant of Options under the Plan is subject to the number of the Shares: (i) issued to Insiders of the Company, within any one (1) year period, and (ii) issuable to Insiders of the Company, at any time, under the Plan, or when combined with all of the Company’s other security based compensation arrangements, and shall not exceed 10% of the Company’s total issued and outstanding Shares, respectively. For the purposes of this Plan, “security based compensation arrangement” shall have the meaning set out in the TSX Company Manual.

For the purposes of this Section 3.1, the number of Shares then outstanding shall mean the number of Shares outstanding on a non-diluted basis on the date immediately prior to the proposed grant date of the applicable Options.

3.2	Transferability

Options are not assignable or transferable other than by will or by the applicable laws of descent. During the lifetime of an Optionee, all Options may only be exercised by the Optionee.

3.3	Employment

Nothing contained in the Plan shall confer upon any Optionee any right with respect to employment or continuance of employment with the Company or any Subsidiary, or interfere in any way with the right of the Company or any Subsidiary, to terminate the Optionee’s employment at any time. Participation in the Plan by an Optionee is voluntary.

3.4	No Shareholder Rights

An Optionee shall not have any rights as a shareholder of the Company with respect to any of the Shares covered by an Option until the Optionee exercises such Option in accordance with the terms of the Plan and the issuance of the Shares by the Company.

3.5	Record Keeping

The Company shall maintain a register in which shall be recorded the name and address of each Optionee, the number of Options granted to an Optionee, the details thereof and the number of Options outstanding.

3.6	Necessary Approvals

The Plan shall be effective only upon the approval of the Board and the shareholders of the Company by ordinary resolution. Notwithstanding the foregoing, the Company may grant Options to Optionees prior to the Plan being approved by shareholders of the Company, however, no such Options shall vest or be exercisable prior to the necessary approval of shareholders of the Company having been obtained. The obligation of the Company to sell and deliver Shares in accordance with the Plan is subject to the approval of any governmental authority having jurisdiction or the Exchange which may be required in connection with the authorization, issuance or sale of such Shares by the Company. If any Shares cannot be issued to any Optionee for any reason including, without limitation, the failure to obtain such approval, then the obligation of the Company to issue such Shares shall terminate and any exercise price paid by an Optionee to the Company shall be returned to the Optionee without interest or deduction.

3.7	Delegation to Committee

All of the powers exercisable hereunder by the Board may, to the extent permitted by applicable law and by resolution of the Board, be exercised by the compensation committee of the Board, or such other Committee as the Board may determine from time to time, such Committee consisting of no less than two members. The Directors of the Committee shall not be employees of the Company so long as they are on such committee.

3.8	Administration of the Plan

The Board is authorized to interpret the Plan from time to time and to adopt, amend and rescind rules and regulations for carrying out the Plan. The interpretation and construction of any provision of the Plan by the Board shall be final and conclusive. Administration of the Plan shall be the responsibility of the appropriate Officers of the Company and all costs in respect thereof shall be paid by the Company.

3.9	Income Taxes

The Company or its Affiliates may take such steps as are considered necessary or appropriate for the withholding of any taxes or other source deduction which the Company or its Affiliate is required by any law or regulation of any governmental authority whatsoever to withhold in connection with this Plan, including a sale on behalf of an Optionee, of a sufficient number of Shares to fund such withholding obligation or withholding from other remuneration owing to the Optionee.

3.10	Tax Election

The Corporation shall not deduct for purposes of the Income Tax Act (Canada) any cash payment that may be made to an Optionee on the surrender of an Option as a result of any course of action undertaken under Section 2.10 or otherwise, if such deduction would preclude such Optionee from realizing the benefit of a deduction under paragraph 110(1)(d) of the Income Tax Act (Canada) or any successor provision thereof. In such a situation, the Corporation shall make the necessary elections, filings and provide copies of such filings to such Optionee, as required by subsection 110(1.1) of the Income Tax Act (Canada).

3.11	Amendments to the Plan

The Board may from time to time in its sole discretion, and without shareholder approval, amend, modify and change the provisions of this Plan and any Award Agreement, in connection with (without limitation):

(a)	amendments of a housekeeping nature;

(b)	the addition or a change to any vesting provisions of an Option;

(c)	changes to the termination provisions of an Option or the Plan which do not entail an extension beyond the original expiry date;

(d)	the addition of a cashless exercise feature, payable in cash or securities, whether or not providing for a full deduction of the number of underlying Shares from the Plan reserves; and

(e)	amendments to reflect changes to applicable securities or tax laws.

However, other than as set out above, any amendment, modification or change to the provisions of this Plan which would:

(a)	reduce the exercise price of an Option, cancel and reissue an Option or cancel an Option in order to issue an alternative entitlement;

(b)	amend the term of an Option to extend the term beyond its original expiry date;

(c)	materially increase the benefits to the holder of the Options who is an Insider to the material detriment of the Company and its shareholders;

(d)	increase the maximum percentage of Shares which may be issued pursuant to this Plan (other than by virtue of adjustments pursuant to Section 2.16 of this Plan);

(e)	permit Options to be transferred other than for normal estate settlement purposes;

(f)	remove or exceed the Insider participation limits;

(g)	materially modify the eligibility requirements for participation in this Plan; or

(h)	modify the amending provisions of the Plan set forth in this Section 3.11,

shall only be effective on such amendment, modification or change being approved by the shareholders of the Company. In addition, any such amendment, modification or change of any provision of this Plan shall be subject to the approval, if required, by the Exchange having jurisdiction over the securities of the Company.

3.12	No Representation or Warranty

The Company makes no representation or warranty as to the future market value of any Shares issued in accordance with the provisions of the Plan.

3.13	Interpretation

The Plan will be governed by and construed in accordance with the laws of the Province of Ontario and the federal laws of Canada applicable therein.

3.14	Compliance with Applicable Law

If any provision of the Plan or any agreement entered into pursuant to the Plan contravenes any law or any order, policy, by-law or regulation of any regulatory body or stock exchange having authority over the Company or the Plan then such provision shall be deemed to be amended to the extent required to bring such provision into compliance therewith.

The Company’s obligation to issue and deliver Shares under any Option is subject to: (i) the completion of such qualification of such Shares or obtaining approval of such regulatory authority as the Company shall determine to be necessary or advisable in connection with the authorization, issuance or sale thereof; (ii) the admission of such Shares to listing on any stock exchange on which such Shares may then be listed; and (iii) the receipt from the Optionee of such representations, agreements and undertakings as to future dealings in such Shares as the Company determines to be necessary or advisable in order to safeguard against the violation of the securities laws of any jurisdiction. The Company shall take all reasonable steps to obtain such approvals, registrations and qualifications as may be necessary for the issuance of such Shares in compliance with applicable laws and for the listing of such Shares on any stock exchange on which such Shares are then listed. Options may not be granted with a date of grant or effective date earlier than the date on which all actions required to grant the Options have been completed.

3.15	Effective Dates and Amendments

Approved by the board of directors of the Company on October 22, 2018.

Approved by the shareholders of the Company on [●], 2018.

EXHIBIT A

NEXTSOURCE MATERIALS INC.

STOCK OPTION PLAN
AWARD AGREEMENT

Notice is hereby given that effective the _____ day of ______________________ (the “Effective Date”), NextSource Materials Inc. (the “Company”) has granted to _____________________________, an Option to acquire _______________ Common Shares (“Shares”) exercisable up to 5:00 p.m. Toronto Time on the ___________ day of __________________________ (the “Expiry Date”) at an exercise price of CAD $_______ per Share.

The Shares may be acquired as follows:

[●]

The grant of the Option evidenced hereby is made subject to the terms and conditions of the Company’s Stock Option Plan, the terms and conditions of which are hereby incorporated herein.

To exercise your Option, deliver a written notice specifying the number of Shares you wish to acquire, together with cash or a certified cheque payable to the Company for the aggregate exercise price, to the Company.

NEXTSOURCE MATERIALS INC.

___________________________________

Authorized Signatory